    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1999




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 10-SB



                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
          UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
                        SECURITIES EXCHANGE ACT OF 1934


                              TMANglobal.com, INC.
                 (Name of Small Business Issuer in its charter)



             FLORIDA                                    65-0782227
 (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)


1000 UNIVERSAL STUDIOS PLAZA, BUILDING 22A, ORLANDO, FLORIDA          32819-7610
        (Address of principal executive offices)                      (Zip Code)

                    Issuer's Telephone Number: (407) 370-4460

Securities to be registered pursuant to Section 12(b) of the Act.

                                      none

Securities to be registered pursuant to Section 12(g) of the Act.

                    COMMON STOCK par value, $.0001 per share
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         TMANglobal.com, Inc. ("TMAN"), a corporation governed by the laws of the State of Florida, is the result of a merger between FSGI Corporation and The Martial Arts Network On-Line, Inc. on December 21, 1998. TMAN offers goods and services to the martial arts, extreme sports, and health and fitness markets, through its presence on the World Wide Web. TMAN also provides credit unions with comprehensive and internal regulatory compliance audits services, and related internal auditing, accounting and managerial advisory services, through its wholly-owned subsidiary, Financial Standards Group, Inc. ("FSG"). TMAN is traded on the NASDAQ OTC Bulletin Board under the symbol "CHOP" and has principal executive offices at: 1000 Universal Studios Plaza, Building 22A, Orlando, Florida 32819-7610.

         FSGI Corporation was formed under the laws of the State of Florida in 1997 as a holding company for the purpose of acquiring FSG. FSGI Corporation began trading on the NASDAQ OTC Bulletin Board on July 31, 1998 under the symbol "FSGI". TMAN changed its trading symbol to "CHOP" on January 14, 1999. In 1997, FSGI Corporation acquired FSG, a Florida company organized in October 1989 to assist credit unions in performing financial services. FSG continues to offer financial services to credit unions as a wholly-owned subsidiary of TMAN.

         The Martial Arts Network On-Line, Inc., a company organized under the laws of the State of Florida, was created in 1996 by its parent company The Martial Arts Network, Inc. as a development stage company for the purpose of establishing an Internet point of presence through its web site www.martial-arts-network.com. This site continues to be maintained by the parent company, while TMAN launched www.tmanglobal.com in February 1999 to offer goods and services to the martial arts, extreme sports, and health and fitness markets.

         Through its web site, TMAN attempts to provide portals that are inviting to, and frequented by, its target market; thereby creating a low cost, and efficient distribution channel. TMAN believes that the sale of products and services over the Internet offers attractive benefits to customers, including greater selection, convenience, ease of use and competitive pricing. As the Internet becomes an increasingly significant global medium for online activity, TMAN's objective is to become the preeminent site for martial arts, extreme sports, and health and fitness products and services.

PRODUCTS AND SERVICES - INTERNET WEB SITE BUSINESS

         TMAN is developing three business models to market a compilation of products and services through its online web site. While these models are operational, they have not resulted in significant revenues and there can be no assurance that they will be able to compete against companies that may be better established, have broader public and industry recognition, have financial resources substantially greater than those of TMAN, and have distribution facilities better than those which now or in the foreseeable future will become available to TMAN. These business models include an e-commerce operation, a Charter Membership Program, and an entertainment agency.

         E-COMMERCE OPERATIONS. TMAN offers name-brand sporting goods and apparel at discount prices through a virtual shopping mall accessible on its web site. Similarly, TMAN offers a variety of how-to books, magazine subscriptions, videotapes, CDs, DVDs, and cassettes pertaining to martial arts, extreme sports, health, fitness, and nutrition through a virtual bookstore. TMAN's access to various titles and labels has expanded tremendously since its affiliation with Amazon.com beginning in January 1999. As an Amazon.com Associate, TMAN provides selected books, CDs and videos with accompanying editorials on its web site that allow customers to make informed choices about their purchases. The purchases are made through a special link to Amazon.com, which supplies and delivers the items purchased.

         As a complementary business line in its e-commerce operations, TMAN also intends to develop a billing company that will provide martial arts schools, gyms and heath clubs with marketing and business planning services. However, there is no assurance that TMAN will be able to develop and provide such services successfully.

         CHARTER MEMBERSHIP PROGRAM. In June 1999, TMAN launched a web-community Charter Membership Program that offers members a combination of TMAN's products and services. The program includes access to the following: celebrity chat rooms; a video jukebox that airs sporting events from around the world; passes to live events; a global calendar displaying dates and times of sports, fitness, and health events; a personal web page; magazine subscriptions; a custom affinity web browser; CD music cards and t-shirts; vacation packages; discounts on virtual mall purchases; and a monthly newsletter.

         ENTERTAINMENT AGENCY. TMAN also provides customers the service of its virtual talent and casting agency. The agency provides established and amateur actors access to information on the latest acting prospects, including opportunities to act as stunt people and body doubles for major stars.

SUPPLIERS - INTERNET WEB SITE BUSINESS

         The majority of clothing, training equipment, safety gear, and related products sold to customers through TMAN's virtual shopping mall are manufactured in Asia. Management believes that, if for any reason it could not rely on, or retain the services of any of its current suppliers or manufacturers, other comparable suppliers and manufacturers would be readily available in the marketplace.

         In May 1999, TMAN opened a branch office in Bangkok, Thailand, one of the centers of the Asian retail market, to serve as TMAN's buying office for its virtual shopping mall. The Bangkok office allows direct participation in the Asian market as well as direct access to a range of products produced by a diversified-base of Asian manufacturers. TMAN's Bangkok presence allows TMAN to ship and distribute the majority of its merchandise, sold over the Internet via its virtual shopping mall, directly to customers. The elimination of a third-party distributor for these products gives TMAN a significant advantage over many U.S.-based retail companies, and allows TMAN to offer its merchandise at a more competitive price.

         In June 1999, TMAN signed an agreement with a Thai manufacturer to produce its own line of clothing, training equipment, and safety gear with the private label, TMAN America. TMAN expects that these items will be natural additions to the products marketed on its virtual shopping mall, TMAN also expects to be able to produce this label in Thailand at relatively lower costs. However, there can be no assurance that TMAN will be successful in producing its private label at a lower cost than those of its competitors, nor can there be any assurance that the TMAN America label will be competitive with other more established and well-known brands.

         The majority of the books, music labels, and game titles purchased through TMAN's virtual bookstore are supplied by three U.S.-based companies. Similarly, TMAN has relationships with several suppliers to meet its demand for magazine subscriptions. In the event that any of these sources became unavailable to TMAN, Management believes that comparable replacements could easily be obtained in the marketplace.

         In January 1999, TMAN's application to participate in the Amazon.com Associates program was approved. As an Amazon.com Associate, TMAN has agreed to display the Amazon.com logo on its web site in exchange for access to more than
4.7 million books, music CDs, videos, DVDs, and computer game titles, as well as Amazon.com's customer service facilities, including payment processing, ordering, shipping, order status reports, and returns. While the arrangement is automatically renewable, there can be no assurance that TMAN will be able to continue its relationship with Amazon.com and the loss of such a prestigious and important contract might materially alter TMAN's ability to obtain and maintain customers.

         In April 1999, TMAN and Physical Genius, Inc. came to an arrangement whereby TMAN agreed to market the Physical Genius Home Trainer on its virtual shopping mall in exchange for the percentage it earned from the mark-up. The Physical Genius Home Trainer utilizes the latest computer hardware and software technologies to assist athletes, coaches and trainers in designing, executing, monitoring and analyzing workout routines. The system provides immediate and comprehensive performance feedback through its patented interactive hand-held device called a digital training assistant, and allows the customer access to the many workout routines contained in its library of exercises. In the event TMAN's relationship with Physical Genius, Inc. terminated, TMAN would lose its ability to market the patented technology of the unique Physical Genius Home Trainer. However, as of September 1999 sales of the Physical Genius Home Trainer have been immaterial to TMAN's profits.

MARKETS AND CUSTOMERS - INTERNET WEB SITE BUSINESS

         TMAN markets its products and services worldwide to men and women 18 to 49 years of age with interests in martial arts, extreme sports, health, fitness, and nutrition. TMAN's objectives are to increase customer traffic to the TMAN web site, build customer loyalty, encourage repeat purchases and develop incremental product and service revenue opportunities. TMAN is currently exploring a variety of media, business developmental and promotional methods to achieve these goals. TMAN also benefits from public relations activities as well as online and traditional advertising.

         TMAN is primarily focused on marketing its products and services on the World Wide Web. In May 1999, TMAN indexed its web site on more than 1,500 search engines in 37 countries and retained an Internet technology company to increase the frequency in which TMAN is accessed on keyword searches. Additionally, TMAN is currently under review for participation as a Yahoo! Premier Shopping Partner. Such an arrangement would allow TMAN to benefit directly from Yahoo! traffic by being listed on Yahoo!'s popular and prominent web site as a Premier Shopping Partner.

         As an added business strategy to increase access to markets, TMAN seeks to enter into business combinations and alliances that allow TMAN continued access to technological innovation and diversified products. Management believes that developments in the digital information superhighway and other technologies will give TMAN still greater access to customers.

         TMAN's sponsorship of sporting events and participation in high-profile fundraisers also increases its visibility in the market. TMAN currently has an arrangement with a clothing manufacturer that produces positive attitude kidswear, whereby TMAN makes a donation of each sale of kidswear to children's hospitals. Management believes that TMAN's participation in goodwill events and sponsorship of sporting events will increase the support it receives from the martial arts community and the public in general.

COMPETITION - INTERNET WEB SITE BUSINESS

         The online commerce market is rapidly evolving and intensely competitive. In addition, the retail clothing, book, music, and sports equipment industries are intensely competitive. TMAN competes globally with other retailers and distributors of the products sold on TMAN's web site.

         TMAN's strategy for market expansion includes using its significant position on the Internet to procure business relationships with potential competitors whenever a compatible business interest can be identified. However, there can be no assurance that TMAN will be able to come to such arrangements with competitors, nor that TMAN will be able to compete against new companies that may be better established, have broader public and industry recognition, have financial resources substantially greater than those of TMAN, and have distribution facilities better than those which now or in the foreseeable future will become available to TMAN.

FINANCIAL SERVICES

         TMAN, through its subsidiary, FSG, provides credit unions with comprehensive and internal regulatory compliance audit services, and related accounting and managerial advisory services that do not involve the expertise of a Certified Public Accountant ("CPA"). Under applicable regulation, credit unions and their supervisory committees are not required to obtain a certified audit of their financial statements in accordance with generally accepted auditing standards as published by the American Institute of Certified Public Accountants. The supervisory committee may elect to conduct the audit itself or it may seek the expertise of a non-CPA accounting firm, depending on the committee's expertise and the complexity of the credit union's operations. FSG specializes in performing uncertified audits for credit union supervisory committees at competitive rates. FSG's staff is recruited through the acquisition of accounting practices and by hiring existing credit union league examiners, retired federal and state credit union examiners, and individuals with accounting and finance training.

MARKETS AND CUSTOMERS - FINANCIAL SERVICES

         FSG currently services approximately 600 credit unions nationwide through its offices located in Florida, Kentucky, Michigan, Hawaii, California, Mississippi, Georgia and Louisiana. FSG's intends to expand its markets through the acquisition of smaller credit union audit practices.

         FSG promotes its services within the credit union industry through the relationships of its senior management and members of its board of directors with various federal and state credit union organizations and by their participation in various industry associations, conferences, seminars, chapter meetings and other programs. Management also associates with state credit union leagues and the National Association of Credit Union Supervisory and Auditing Committee in order to obtain referrals. FSG has developed various brochures, newsletters and other marketing literature outlining its proposed services for small credit unions. These products are updated regularly and delivered to various credit union supervisory committees. FSG advertises in various industry publications and exhibits FSG's services at major credit union conferences and credit union league annual meetings.

         Despite these efforts, there can be no assurance that FSG will be successful in its expansion strategy. The ability of FSG to develop and expand its operations is dependent on numerous factors including economic conditions, competition, and the ability to develop clientele. There can be no assurance that FSG will be able to provide its comprehensive internal audit services through a nationwide organization on a profitable basis. In addition, there can be no assurance that the expansion of operations will not consume needed financial resources and divert necessary administrative, professional and management personnel from FSG's established operations.

COMPETITION - FINANCIAL SERVICES

         FSG has established a competitive position in this segment of the market by providing non-CPA regulatory compliance audit services to credit unions at a significantly lower cost than those offered by CPA-firms. The majority of the smaller credit unions FSG has targeted for its services are currently being audited by small auditing firms, individual CPAs, retired federal, and state regulatory examiners or state credit union leagues.

         However, given the ease of entry which currently characterizes this segment of the market, medium-sized, regional or national CPA firms may establish services that compete with those provided by FSG. In addition, there are individuals and firms which provide on a local or regional basis, comprehensive internal audit services for credit unions, and there may be other firms which seek to establish similar proprietary services which will be competitive with those provided by FSG. Accordingly, while this segment of the industry is highly fragmented at the present time, it is anticipated that the business will be highly competitive in the future. FSG may be in competition with well established companies and firms both large and small, many of which have greater financial resources and capabilities than FSG. There can be no assurance that FSG will be able to compete successfully in this market segment on an ongoing basis

         Moreover, while credit union assets have increased substantially in recent years, the number of credit unions has contracted. As the amount of assets of credit unions increase, as is anticipated, the feasibility of conducting certified audits may also increase, and the cost burden relative to the assets of such credit unions will correspondingly decline. Accordingly, FSG will be attempting to provide its services to a potentially declining number of credit unions.

         Finally, there are periodic proposals before the National Credit Union Administration and the American Institute of Certified Public Accountants to require credit unions to obtain certified audits, and there can be no assurances that credit unions will not be required to submit certified financial statements or undertake more stringent audit procedures in the future. In that event, while FSG may still be able to provide its services as support to CPA firms, the need for FSG's services could be sharply reduced, which could limit FSG's revenues and profits in the future.

EMPLOYEES OF THE COMPANY

         As of September 1, 1999, TMAN and its subsidiary, FSG, employed 28 full-time employees. None of TMAN's or FSG's employees are represented by a labor union, and Management considers its employee relations to be good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         CERTAIN STATEMENTS CONTAINED HEREIN ARE NOT BASED ON HISTORICAL FACTS, BUT ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED UPON NUMEROUS ASSUMPTIONS ABOUT FUTURE CONDITIONS THAT COULD PROVE NOT TO BE ACCURATE. ACTUAL EVENTS, TRANSACTIONS AND RESULTS MAY MATERIALLY DIFFER FROM THE ANTICIPATED EVENTS, TRANSACTIONS OR RESULTS DESCRIBED IN SUCH STATEMENTS. THE COMPANY'S ABILITY TO CONSUMMATE SUCH TRANSACTIONS AND ACHIEVE SUCH EVENTS OR RESULTS IS SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE EXISTENCE OF DEMAND FOR AND ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES, REGULATORY APPROVALS AND DEVELOPMENTS, ECONOMIC CONDITIONS, THE IMPACT OF COMPETITION AND PRICING, RESULTS OF FINANCING EFFORTS AND OTHER FACTORS AFFECTING THE COMPANY'S BUSINESS THAT ARE BEYOND THE COMPANY'S CONTROL. THE COMPANY UNDERTAKES NO OBLIGATION AND DOES NOT INTEND TO UPDATE, REVISE, OR OTHERWISE PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT FUTURE EVENTS OR CIRCUMSTANCES.

         THE FOLLOWING DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.

OVERVIEW

         TMANglobal.com, Inc. ("TMAN" or the "Company"), is a corporation organized and existing under the laws of the State of Florida. It is the surviving corporation of the combination of FSGI Corporation and The Martial Arts Network On-Line, Inc., which occurred effective December 21, 1998. The Martial Arts Network On-Line, Inc. was a development stage company organized under the laws of the State of Florida, for the purpose of establishing an Internet point of presence for the purpose of marketing goods and services to the martial arts, extreme sports, and health and fitness markets. FSGI Corporation was formed in 1997 for the purpose of acquiring Financial Standards Group, Inc. ("FSG"). FSG was organized in October 1989 and commenced operations in November, 1989. FSG is in the business of providing credit unions with comprehensive and internal regulatory compliance audit services, and related internal auditing, accounting and managerial advisory services. FSG continues to offer financial services to credit unions as a wholly-owned subsidiary of TMAN.

         The Company, through its subsidiary, FSG, provides comprehensive and internal auditing, as well as related accounting and managerial advisory services to smaller credit unions and their supervisory committees. FSG currently services approximately 600 credit unions nationwide through its offices located in Florida, Kentucky, Michigan, Hawaii, California, Mississippi, Georgia and Louisiana. Under applicable regulation, such entities and their supervisory committees may obtain a certified audit of their financial statements in accordance with generally accepted auditing standards as published by the American Institute of Certified Public Accountants. However, currently there is no statutory requirement that the annual audit be certified by a Certified Public Accountant ("CPA") or that it be conducted in accordance with generally accepted auditing standards. The supervisory committee may elect to conduct the audit itself or it may seek the expertise of a non-CPA accounting firm, depending on the committee's expertise and the complexity of the credit union's operations. FSG specializes in performing uncertified audits for credit union supervisory committees.

         TMAN is in the business of offering goods and services to the martial arts, extreme sports, and health and fitness markets, through a point of presence operating and maintained by it on the World Wide Web. Specifically, TMAN operates www.tmanglobal.com, a web site, devoted to martial arts, extreme sports, and health and fitness launched by TMAN in February 1999. Through its web site, TMAN attempts to provide portals that are inviting to, and frequented by, its target market; thereby creating a low cost, and efficient distribution channel. TMAN believes that the sale of products and services over the Internet offers attractive benefits to customers, including greater selection, convenience, ease of use and competitive pricing. As the Internet becomes an increasingly significant global medium for online activity, TMAN's objective is to become the preeminent site for martial arts, extreme sports, and health and fitness products and services.

ACQUISITIONS

         On November 13, 1998, FSGI Corporation acquired the right to service the credit union clients of Bonnie Davis P.C. As consideration, the Company will issue 40,000 shares of restricted common stock with an agreed upon market value of $80,000. If the total market value at the twelve month and twenty four month anniversary dates is less than $2.00 per share, the Company will issue additional shares valued at the difference between the market price and the guaranteed amount. The accumulated amortization of the client list at June 30, 1999 was $10,000. Further, should the gross revenue for the twelve month period ended November 13, 1999, not equal or exceed 80% of the purchase price ($64,000), then the share adjustments referred to earlier would not apply.

         On December 21, 1998, FSGI Corporation acquired all of the outstanding common stock of The Martial Arts Network On-Line, Inc. For accounting purposes, the transaction was effective on January 1, 1999. As consideration, FSGI Corporation issued an aggregate of three million shares of common stock and an option to purchase up to one million additional shares at a purchase price of $1.00 per share. The Martial Arts Network, Inc. (parent of TMANglobal.com, Inc.) now has controlling interest in the new corporation formed. The acquisition was recorded using the purchase method of accounting. The results of operations since the date of acquisition, January 1, 1999, for accounting purposes, are included in the consolidated statements of operations at June 30, 1999. Goodwill of $3,402,777 was recorded in this transaction and is being amortized over 15 years using the straight line method.


         The following is a summary of the results of operations of the separate companies from the date of acquisition to June 30, 1999:


                    TMANGLOBAL.COM, INC.                        FSGI CORPORATION
                    --------------------                        ----------------

              Net Sales:          $  6,235                           $649,357
              Net (loss):        ($273,617)                         ($150,232)

         The following summarizes the fair value of the assets acquired and liabilities assumed of FSGI Corporation:

         Cash                                      ($ 2,437)
         Accounts receivable                         58,551
         Subscriptions receivable                    50,000
         Prepaid expenses                            13,475
         Property and equipment                      38,767
         Client list                                 78,000
         Accounts payable                           (64,161)
         Accrued expenses                           (35,264)
         Notes payable                              (76,875)
                                                   ---------
         Net assets                                $ 60,056
                                                   =========

         The financial statements as presented, include the operations of The Martial Arts Network On-Line, Inc., for the nine months ended June 30, 1999, and FSGI Corporation, from the date of acquisition, January 1, 1999 to June 30, 1999.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1997

         TMAN did not commence operations until February 1999. From inception through the end of January 1999, TMAN was a development stage company. Consequently, it did not realize any revenues, cost of revenues or gross profit during either of the fiscal years ended September 30, 1998 or 1997. Selling, general and administrative expenses were $1,027 and $8,323, respectively, for those same periods. Selling, general and administrative expenses for the 1998 fiscal year, in the amount of $1,027, decreased $7,296 from $8,323 in fiscal 1997. The decrease reflected the conclusion of the preparatory period and the consolidation of certain administration activity. The Net Loss for fiscal 1998 decreased $7,296 from $8,323 in fiscal 1997, directly reflecting the change in selling, general and administrative expenses.

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDED JUNE 30, 1999 AND 1998

         Revenues increased from $0 in the nine month period ended June 30, 1998 to $655,592 in the nine month period ended June 30, 1999 due to the inclusion of the revenues of FSGI Corporation in the consolidated revenues of the Company from and after January 1, 1999 (the effective date of the FSGI Corporation purchase, for accounting purposes). Costs of revenues increased from $0 in the nine months ended June 30, 1998 to $460,769 in the nine months ended June 30, 1999 due primarily to the inclusion of the operations of FSGI Corporation in the consolidated revenues of the Company effective January 1, 1999. Selling, general and administrative expenses increased from $513 in the nine months ended June 30, 1998 to $618,672 in the nine months ended June 30, 1999 due primarily to the inclusion of the operations of FSGI Corporation in the consolidated revenues of the Company effective January 1, 1999 (which accounted for $343,274 of the selling, general and administrative expenses in the nine months ended June 30,
1999). The balance of the selling, general and administrative expenses in the nine months ended June 30, 1999 ($275,398) relate to the operations of TMANglobal.com. The Net Loss increased from $513 in the nine months ended June 30, 1998 to $423,849 in the nine months ended June 30, 1999 due to the inclusion of the operations of FSGI Corporation in the consolidated revenues of the Company effective January 1, 1999, and to pre-operating and operating costs incident to the commencement of operations at TMANglobal.com.

         The following is a summary of the results of operations of the separate companies from the date of acquisition to June 30, 1999:


                    TMANGLOBAL.COM, INC.                        FSGI CORPORATION
                    --------------------                        ----------------
              Net Sales:          $  6,235                           $649,357
              Net (loss):        ($273,617)                         ($150,232)
                                 ==========                         ==========

FINANCIAL CONDITION

         The Company's cash balance was $185,825 at June 30, 1999 as compared to $499 on June 30, 1998. The increase was due primarily to net cash in the amount of $363,909, provided from financing activities during the nine month period ended June 30, 1999. Specifically, $328,790 in cash proceeds were received from the issuance of 343,721 shares of Common Stock in a private placement that the Company completed in April, 1999 (net of subscriptions receivable), and $47,375 was received by virtue of increases in long-term debt (which increases were partially offset by payments on long-term debt of $12,256). Operating activities during the nine month period ended June 30, 1999 accounted for the use of $176,201, as compared to $513 used in the nine month period ended June 30, 1998. The Company expects that its working capital resources and the cash flow that it expects to receive from operations will be sufficient to fund its working capital needs in the near term. While the Company may use funds available under the Credit Agreement (discussed below) to fund future operations, there can be no assurance that the Company's capital resources will be adequate.

         In May 1998, FSGI Corporation entered into a Credit Agreement with Bank Atlantic consisting of a $50,000 Loan and a $50,000 Line of Credit collateralized by the assets of FSGI Corporation, for its financial services operations. The Loan has an interest rate of 11.05% and comes due on May 13, 2000. As of June 30, 1999, the balance due on the Loan was $24,274. The Line of Credit provides for borrowings of up to $50,000 at the prime rate plus 2% (9.75% at June 30, 1999). As of June 30, 1999, the balance due under the Line of Credit was $40,000. The Line of Credit is perpetual and interest is paid on it monthly. The Loan and Line of Credit are not available to fund the separate operations of TMANglobal.com, Inc.

IMPACT OF YEAR 2000

         The Company has developed a Year 2000 compliance plan to address the issue of software currently in use that may have time or date sensitivity that requires correction. If not addressed, system failures or miscalculations could cause disruptions of operations, including, among other things, a temporary inability to process transactions, prepare invoices, or engage in similar normal business activities. The Company has contacted its major vendors and received written confirmation of Year 2000 compliance from them. These vendors provide the Company with technical support and software programs that cover the paging signals, invoicing and retention of customer activity, and the reporting of the Company's financial and accounting transactions. All of these programs are covered under existing maintenance agreements, and no significant costs have been incurred with respect to Year 2000 compliance issues.

         Although the Company has received assurances that it will be Year 2000 compliant and expects no significant issues or expenses with respect to Year 2000, the Company is continuing to review its product offering for potential problems. The Company is also in the process of developing Year 2000 contingency plans in the event of unforeseen circumstances.

ITEM 3.  DESCRIPTION OF PROPERTIES

         TMAN leases the following properties for its Internet web site operations: 300 square feet for $700 per month at 1000 Universal Studios Plaza, Building 22A, Orlando, Florida 32819-7610 under a month-to-month lease; and 150 square feet for $220 per month at 919-459 Silom Road, Galleria Plaza, Bangkok, Thailand under a lease commencing May 11, 1999 and expiring November 10, 1999. TMAN also subleases 600 square feet for its customer service and storage facility at 11435A Palmetto Park Road, Boca Raton, Florida for $1,000 per month from West Boca Karate which is owned by Ron Tramontano a director and President of TMAN. Management believes that the terms and conditions of this lease are comparable or better than those that would have been obtained on an arms-length basis.

         FSG leases the following properties for its financial services operations: 1,400 square feet for $2,061.82 per month at 3200 N. Military Trail, Suite 110, Boca Raton, Florida 33431 under a lease commencing October 1, 1998 and expiring September 30, 1999; 480 square feet for $417.90 per month at 3615 Newburg Road, Louisville, Kentucky 40218 under a lease commencing October 1, 1997 and expiring September 30, 2000; 600 square feet for $690.66 per month at 5075 Cascade Road, S.E., Suite E, Grand Rapids, Michigan 49546 under a lease commencing October 1, 1998 and expiring September 30, 2003; 120 square feet for $338.54 per month at 1654 South King Street, Honolulu, Hawaii 96826 under a lease commencing March 1, 1997 and expiring February 28, 2000; 370 square feet for $420.00 per month at 300 Willowbend Road, Suite H, Peachtree City, Georgia 30269 under a lease commencing September 4, 1998 and expiring September 30, 1999 (the lease was renewed on October 1, 1999 through September 30, 2000).

         Except for the sublease at 11435A Palmetto Park Road, Boca Raton, Florida, each of the lease agreements are with unaffiliated parties. In the event that TMAN or FSG lost its rights under a particular lease, Management believes that it could locate comparable facilities without difficulty. Management believes the properties are adequately covered by insurance and that it has sufficient space for operations for the next twelve months.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of September 1, 1999, with respect to the beneficial ownership of the outstanding shares of TMAN's common stock by (1) each person known by TMAN to be the "beneficial owners" of more than 5% of the common stock; (2) each director of TMAN; (3) each Named Executive Officer; and (4) all directors and executive officers as a group.


NAME AND ADDRESS                                                 NUMBER OF SHARES            % OF COMMON STOCK
OF BENEFICIAL OWNER (1)                   TITLE OF CLASS        BENEFICIALLY OWNED         BENEFICIALLY OWNED(2)
---------------------------------------  ------------------  --------------------------  --------------------------

The Martial Arts Network, Inc.             common stock            4,000,000(3)                   57.6%
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

Tony Interdonato                           common stock            5,000,000(4)                   63.0%
c/o TMANglobal.com, Inc.
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

Ron J. Tramontano                          common stock            5,005,000(5)                   63.0%
c/o TMANglobal.com, Inc.
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

Ron Valli                                  common stock            1,000,000(6)                   14.4%
c/o TMANglobal.com, Inc.
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

All directors and officers as              common stock            7,000,000(7)                   70.4%
a group ( 3 persons)

-----------------
(1) Unless noted, all of such shares of common stock are owned of September 1, 1999 by each person or entity named as beneficial owner and such person or entity has sole voting and dispositive power with respect to the shares of common stock owned by each of them.
(2) As to each person or entity named as beneficial owners, such person's or entity's percentage of ownership is determined by assuming that any options or convertible securities held by such person or entity which are exercisable or convertible within 60 days from the date hereof have been exercised or converted, as the case may be.
(3) Includes, 1,000,000 shares of common stock issuable pursuant to options granted in January 1999 and exercisable through January 2002.
(4) Represents 1,000,000 shares of common stock issuable to Mr. Interdonato pursuant to options granted in January 1999 and exercisable through January 2002; the 3,000,000 shares of common stock beneficially owned by The Martial Arts Network, Inc; and the 1,000,000 shares of common stock issuable to The Martial Arts Network pursuant to options granted to it in January 1999 and exercisable through January 2002. Mr. Interdonato is considered a beneficial owner of the interest held by The Martial Arts Network, Inc. in TMAN given his direct interest in The Martial Arts Network, Inc. and his position as President and Chief Operating Officer of The Martial Arts Network, Inc.
(5) Includes, 1,000,000 shares of common stock issuable pursuant to options granted to Mr. Tramontano in January 1999 and exercisable through January 2002; the 3,000,000 shares of common stock beneficially owned by The Martial Arts Network, Inc; and the 1,000,000 shares of common stock issuable to The Martial Arts Network pursuant to options granted to it in January 1999 and exercisable through January 2002. Mr. Tramontano is considered a beneficial owner of the interest held by The Martial Arts Network, Inc. in TMAN given his direct interest in The Martial Arts Network, Inc. and his position as Director and Chairman of The Martial Arts Network, Inc.
(6) Represents 1,000,000 shares of common stock issuable to Dr. Valli pursuant to options granted in January 1999 and exercisable through January 2002.
(7) Represents 3,000,000 shares of common stock issuable to the three individual directors and officers pursuant to options granted in January 1999 and exercisable through January 2002; the 3,000,000 shares of common stock beneficially owned by The Martial Arts Network, Inc; and the 1,000,000 shares of common stock issuable to The Martial Arts Network pursuant to options granted to it in January 1999 and exercisable through January 2002.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of TMAN are:

          NAME                         AGE                            TITLE
----------------------------           ---           -----------------------------------------
Tony Interdonato                       40            Chairman of the Board and Chief Executive
                                                        Officer
Ron J. Tramontano                      51            President and Director
Ronald Valli                           49            Chief Operating Officer


         TMAN's articles of incorporation provide that the board of directors shall consist of no less than one, nor more than seven directors, each of which shall be elected annually. Currently the board of directors consists of Tony Interdonato and Ron Tramontano, both of whom were elected in January 1999.

         TONY INTERDONATO. Mr. Interdonato has been President and Chief Operating Officer of TMAN's parent, The Martial Arts Network, Inc. since October 1994. Mr. Interdonato became Chairman and Chief Executive Officer of TMAN on January 1, 1999. In May 1999, Mr. Interdonato became Chief Executive Officer of FSG. From August 1996 to June 1997, Mr. Interdonato oversaw the creation and production of an international business program hosted by former Secretary of Defense Caspar Weinberger as Senior Vice President and General Manager of Multi-Media Productions. From June 1994 to May 1996, Mr. Interdonato was the President of Direct Image, Inc., an ad agency responsible for successfully launching numerous national promotional campaigns for Fortune 500 clients. From June 1995 to August 1996, he also served as the Vice President of Business Development/Strategic Planning and Head of Corporate Communications/Public Relations at Five Star Productions. Mr. Interdonato was a Senior Producer and Vice President of Media Relations at WJMK-TV from October 1993 to June 1995. Mr. Interdonato pursued degrees in Oceanography and Electronics at Florida Institute of Technology from 1977 to 1979. Mr. Interdonato double majored in Marketing and Mass Communications at the University of South Florida in 1982.

         RON TRAMONTANO. Mr. Tramontano has been a Director and Chairman of The Martial Arts Network, Inc. since October 1994. Mr. Tramontano became a Director and President of TMAN in January 1999. Mr. Tramontano is also Chief Instructor of the West Boca Karate Center, which he opened in 1986. Prior to opening West Boca Karate Center, Mr. Tramontano was employed by Teltec Communications and New York Telephone for more than eighteen years where he engineered and monitored the first microwave transmission stations to be used at that time in the Northeast, including the installation of CNN's video transmitter/receiver at One World Trade Center in New York City. Mr. Tramontano graduated from Metropolitan Collegiate Institute with a degree in Electronics in June 1985. In addition to being a black belt master, Mr. Tramontano is also a published author, licensed pilot, and an accomplished pianist.

         RON VALLI. Ron Valli, Ph.D, was appointed Chief Technology Officer of TMAN's parent, The Martial Arts Network, Inc., in 1997. In January 1999, Dr. Valli became TMAN's Chief Operating Officer. Dr. Valli worked on the architecture and development of high-technology products as a design engineer from January 1997 to January 1999 for Milgo Solutions. From October 1994 to January 1997, Dr. Valli worked at NCR Corporation with a team of architects on several high-technology products, including a next generation 8-way "Octascale" Pentium Pro System and Windows NT systems that specialize in hierarchical bus-based and SCI-based scaleable architectures, and multiple PCI bus systems. Dr. Valli received a Masters in Science from the University of Virginia in 1984 and a Doctorate of Philosophy in Electrical Engineering/Computer Architecture from the University of Pittsburgh in 1989. During his doctoral studies, he started his studies of Tang Soo Do under Master C.S. Kim. He continued his martial arts training under Mr. Tramontano and received his black belt in Tang Soo Do in 1990. Dr. Valli achieved his second-degree black belt in 1992.

         There are no material proceedings to which any director, officer or affiliate of TMAN, any owner of record, of beneficially more than five percent of TMAN common stock, or any associate of any such director, officer, affiliate of TMAN or security holder is a party adverse to TMAN or any of its subsidiaries or has a material interest adverse to TMAN or any of its subsidiaries.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the aggregate cash compensation paid for services rendered to TMAN during the last three years by each person serving as TMAN's chief executive officer during the last year and TMAN's most highly compensated executive officers serving as such at the end of the year ended December 31, 1998, whose compensation was in excess of $100,000.


                                                                      LONG-TERM COMPENSATION
                                                                 ---------------------------------
                                 ANNUAL COMPENSATION                    AWARDS           PAYOUTS
                       ----------------------------------------- ----------------------  ----------
                                                                             SECURITIES
                                                     OTHER       RESTRICTED  UNDERLYING
        NAME AND                                    ANNUAL         STOCK     OPTIONS/      LTIP       ALL OTHER
   PRINCIPAL POSITION  YEAR  SALARY($) BONUS($)  COMPENSATION($) AWARDS($)    SARS(#)    PAYOUTS($) COMPENSATION($)
   ------------------- ----- --------- --------- --------------- ----------  ----------  ---------- ---------------
   Jason L. Lents(1)   1998     90,000    -            -          286,000        -          -            N/A
    President          1997     90,000    -            -             -           -          -            N/A
                       1996          -    -            -             -           -          -            N/A

(1) Jason L. Lents was appointed director of FSGI Corporation and president of FSG in August 1997. Mr. Lents ran the operations of FSG and FSGI Corporation, including the duties traditionally assigned to the chief executive officer from the time it was acquired until January 1, 1999, at which time Tony Interdonato was appointed chief executive officer of FSGI Corporation's successor company TMAN. Mr. Lents continued as the president of FSG until May 1, 1999 at which time Mr. Interdonato became chief executive officer of FSG and Michael Santone became interim president of FSG. Mr. Lents continued to work as a consultant for FSG until September 30, 1999. See "Consulting Agreements".

OPTION/SAR GRANTS IN LAST FISCAL YEAR (1998)

         TMAN granted no options to purchase shares of common stock to any executive officer during the year ended December 31, 1998.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

         No options to purchase common stock were exercised by any executive officer during the year ended December 31, 1998.

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE

         No awards were made under any long-term incentive plan to any executive officer during the year ended December 31, 1998.

DIRECTOR AND OFFICER COMPENSATION

         TMAN does not generally compensate directors for the activities they perform in their capacity as director. In January 1999 the board of directors resolved to pay a fixed base salary through January 2000 to TMAN's three principal officers as follows: $4,000 per month ($48,000 per year) to Tony Interdonato, Chairman and Chief Executive officer; $5,000 per month ($60,000 per year) to Ron Valli, Chief Operating Officer; and $2,000 per month ($24,000 per year) to Ron Tramontano, President and Director. As of June 1999, the board of directors resolved to pay Ron Tramontano $4,000 per month ($48,000 per year). Messrs. Interdonato and Tramontano and Dr. Valli each also received in January 1999, options to purchase 1,000,000 shares of common stock exercisable at $1.00 until January 2002.

CONSULTING AGREEMENTS

         Jason L. Lents, a former director of FSGI Corporation and the former president of FSG, provided consulting services to FSG between May 1, 1999 and September 30, 1999 at a rate of $6,250 per month ($75,000 per year).

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There were no transactions between TMAN and any director, executive officer, or beneficial owner in excess of $60,000 during the year ended December 31, 1998.

ITEM 8.  DESCRIPTION OF SECURITIES

         TMAN is currently authorized to issue 20 million shares of common stock, par value $.0001 per share. As of September 1, 1999, there were 5,938,554 shares of common stock issued and outstanding and 55 holders of record. Management believes that there are approximately 300 beneficial owners, only one of which currently holds more than a 5% interest in TMAN. Each share of common stock entitles the holder to one vote on each matter submitted to the stockholders. The holders of common stock: (a) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the board of directors; (b) are entitled to share ratably in all of the assets of TMAN available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of TMAN; (c) do not have preemptive, subscription or conversion rights, or redemption or applicable sinking fund provisions; and (d) as noted above are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. Prior to any payment of dividends to the holders of common stock, all accrued and unpaid dividends on any outstanding shares of preferred stock must be paid. TMAN anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the operations of its businesses. The payment of dividends in the future will depend on, among other things, the capital requirements and the operating and financial conditions of TMAN.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         TMAN currently trades on the NASDAQ OTC Bulletin Board under the symbol "CHOP". TMAN traded under the symbol "FSGI" from July 31, 1998 to January 13, 1999. On January 4, 1999, the Securities and Exchange Commission approved amendments to National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to the securities of companies that make current filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. This Form 10-SB must be declared effective by December 1, 1999 for TMAN to meet its initial filing obligations under the eligibility rule. In the event TMAN fails to meet this deadline it will no longer be eligible to be quoted on the OTC Bulletin Board. Once becoming compliant TMAN would only be allowed to reenter the OTC Bulletin Board after being cleared by the OTC Compliance Unit. The range of high and low bid information for TMAN's common stock for each full quarterly period during TMAN's last two fiscal years, is as follows:

                            PERIOD                 HIGH BID             LOW BID
                            ------                 --------             -------
FISCAL 1998
                        4th quarter(1)               2.938               0.440

FISCAL 1999
                        1st quarter                  2.406               0.440
                        2nd quarter                  3.500               0.750
                        3rd quarter                  2.000               0.625
                        4th quarter(2)               2.000               0.375

(1) Beginning July 31, 1998, the first date TMAN's common stock began trading.
(2)      As of September 24, 1999.

         These quotations were obtained from the NASDAQ OTC Bulletin Board quarterly quote summaries, and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. As of September 1, 1999, the closing bid price for TMAN's common stock was $0.40625. As of the same date, there were 55 holders of record of TMAN's common stock. Management believes that there are approximately 300 beneficial owners of TMAN common stock.

         TMAN has not paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. TMAN intends to use any earnings which it may generate to finance the growth of its business.

ITEM 2.  LEGAL PROCEEDINGS

         In July, 1999, the Trustee in Bankruptcy ("Trustee") for Total World Telecommunications, Inc. ("Total World') filed a Complaint to Recover Fraudulent Transfer in the United States Bankruptcy Court for the Southern District of Florida against Financial Standards Group, Inc. ("FSG"), a wholly-owned subsidiary of TMANglobal.com, Inc., and three individuals. In Re: Total World Telecommunications, Inc. Lawrence H. Blum as Unsecured Creditors Trustee v. Financial Standards Group, Inc., et al, Case No. 97-36030-BKC-SHF, Adv. 99-3153 (U.S.D.C. S.D. Fla. Bkrptcy, 1999). The Trustee alleges that Total World's transfer of the stock in FSG to the three individuals who were officers of FSG at the time for a $50,000 note within a year of the filing of Total World's involuntary bankruptcy was for insufficient consideration while Total World was insolvent, with the intent to hinder, delay, and defraud Total World's creditors, and therefore is a voidable fraudulent transfer under Federal and Florida bankruptcy law. The Trustee seeks an Order declaring the transfer of the FSG stock to the three individuals to have been a violative fraudulent transfer, and further ordering FSG and the individuals to turn the FSG stock over to the Trustee, or alternatively awarding unspecified money damages. Counsel for FSG is now reviewing the matter and determining a responsive course of action. Discovery has not commenced, and TMAN is not yet in a position to assess the significance or potential impact of the litigation.

         There can be no assurance that the outcome of this litigation will be favorable to TMAN. An adverse finding against TMAN or the requirement that TMAN expend significant resources defending itself may result in a material adverse effect on the financial condition of TMAN.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         1. In October 1997, FSGI Corporation borrowed $50,000 from Premium Investment Management, Ltd. In satisfaction of that debt, FSGI Corporation paid to the lender $3,000 in interest, and in August 1998 at the lender's instruction, issued to SBZ Investment Subtrust, Ltd. 500,000 shares of common stock; options to purchase 100,000 shares of common stock at $1.00; and options to purchase 100,000 shares of common stock at $.50 per share. In March 1999, TMAN sold 66,667 shares of common stock to SBZ Investment Subtrust at $.75 per share.

         2. In November 1997, as consideration for consulting services, FSGI Corporation granted Fly Yellow Investments, Ltd. options to purchase 100,000 shares of common stock at $1.00 per share, exercisable between November 1, 1997 and October 31, 2000

         3. In July 1998, FSGI Corporation granted David Latraverse options to purchase 50,000 shares of common stock at $1.00 per share between July 1998 and June 30, 2001 in consideration for investment consulting services.

         4. In August 1998, FSGI Corporation also issued 33,333 shares of common stock to M&A West as consideration for financial advise, investor relations and public relations services.

         5. In September 1998, FSGI Corporation issued 25,000 shares of common stock to National Capital Merchant Group, L.L.C. for strategic planning and financial advice.

         6. In October 1998, FSGI Corporation granted an option to Southeast Capital Partners, Inc. to purchase 75,000 shares of common stock at $1.00 per share between October 1, 1998 and September 30, 1999 in consideration of market and strategic planning services. In September 1998, Southeast Capital Partners, Inc. was issued 25,000 shares of common stock and in October 1998 Southeast Capital Partners, Inc. was issued 25,000 shares of common stock.

         7. In October 1998, as partial consideration for management advisor and investor relation services, FSGI Corporation also granted options to Managerial Advisory Services, Inc. to purchase common stock as follows: 100,000 shares at $1.00; 100,000 shares at $1.50; and 100,000 shares at $2.00.

         8. In November 1998, FSGI Corporation issued 50,000 shares of common stock to Stockbroker Relations, Inc. and 133,333 shares of common stock to Scott Sieck for financial advice, investor relations, and public relations services.

         9. In January 1999, TMAN granted options to purchase 1,000,000 shares of common stock at $1.00 per share, between January 1999 and January 2002, to its three officers, Tony Interdonato, Ron Tramontano, and Ron Valli.

         10. In April 1999, TMAN issued 50,000 shares of common stock to K.M. Ward, Inc. as consideration for consulting services, and agreed to grant Elliot, Lane & Associates 100,000 shares of restricted common stock as consideration for investment banking services.

         11. In June 1998, FSGI Corporation issued 777,000 shares of common stock to private investors as compensation for a prior investment.

         12. In December 1998, FSGI Corporation issued 245,500 shares of restricted common stock to private persons as compensation for a prior investment.

         13. In April 1998 TMAN sold 5,400 shares of common stock to private investor at $.75 per shares and in June 1998, FSGI Corporation sold 538,667 shares of common stock to private investors at $.75 per share in connection with a private offering.

         14. FSGI Corporation sold 100,000 shares of common stock at $.75 per share to Five Speed Investment Subtrust in August 1998. FSGI Corporation sold another 100,000 shares at $.75 per share to Five Speed Investment Subtrust in October 1998. In February 1999, Five Speed Investment Subtrust purchased 66,667 shares of TMAN's common stock at $.75 per share.

         15. In January 1999, private investors purchased 13,500 shares of common stock at $.75 per shares.

         16. In March 1999, TMAN sold 288,153 shares of common stock to private investors at a price of $.75 per share.

         17. In March 1999, TMAN issued 3,000,000 shares of restricted common stock to The Martial Arts Network, Inc. in accordance with Agreement and Plan of Merger between FSGI Corporation and The Martial Arts Network On-Line, Inc. The Martial Arts Network, Inc. was also issued options exercisable at $1.00 per share for 1,000,000 shares of common stock between January 1999 and January 2002.

         In the transactions described in paragraphs 1 through 10, exemptions from the registration requirements of the Securities Act of 1933, as amended was claimed under Rule 504 and/or Rule 701 and/or Section 4(2) of the Securities Act of 1933, as amended. In the transactions described in paragraphs 11 through 16 exemption from the registration requirements of the Securities Act of 1933, as amended was claimed under Rule 504 and/or 4(2). In the transaction described in paragraph 17, exemption from the registration requirements of the Securities Act of 1933, as amended was claimed under Section 4(2) of the Securities Act of 1933, as amended. The forgoing transactions did not involve any public offering and the recipients either received adequate information about FSGI Corporation or TMAN, or had access, through employment or other relationships, to such information. In each of the foregoing transactions, Management reasonably believed that each of the recipients was "sophisticated" within the meaning of
Section 4(2) of the Securities Act of 1933, as amended and/or "accredited" within the meaning of Rule 501 under the Securities Act of 1933, as amended.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party to a proceeding by reason of the fact that he was or is an officer, director, employee or agent of the corporation against liability incurred in connection with such proceeding. Such person must have acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe his conduct was unlawful. Moreover, indemnification of officers, directors, employees or agents of TMAN is only appropriate when determined to be proper under the applicable standard of conduct by a majority vote of a quorum of TMAN's board of directors, excluding any directors seeking indemnification.

         Indemnification is not exclusive under the Florida Business Corporation Act, however, indemnification is not permitted to be made on behalf of any person if a judgment or final adjudication establishes: (1) a violation of the criminal law, unless such person had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful; (2) such person derived an improper personal benefit from the transaction; (3) as to any director, such proceeding arose from an unlawful distribution under Section
607.0834 of the Florida Business Corporation Act; or (4) willful misconduct or a conscious disregard for the best interests of TMAN in a proceeding by the corporation or a stockholder.

         TMAN's bylaws provide that TMAN shall indemnify persons acting in good faith and in the best interest of TMAN. The bylaws provide further, with respect to criminal activities, that TMAN shall indemnify persons who had no reasonable cause to think his or her actions unlawful. TMAN is empowered by the bylaws to purchase and maintain insurance on behalf of any such person.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING TMAN PURSUANT TO THE FOREGOING PROVISIONS, TMAN HAS BEEN INFORMED THAT IN THE OPINION OF THE SEC, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

         See pages F-1 through F-13 hereinbelow.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

ITEM 2.  DESCRIPTION OF EXHIBITS


   EXHIBIT NO.                           DESCRIPTION
   -----------                           -----------

         2.1 Agreement and Plan of Merger dated December 21, 1998 between FSGI Corporation and The Martial Arts Network On-Line, Inc.

         3.1      Articles of Incorporation and amendment thereto

         3.2      Bylaws

         4.1      Certificate for shares of common stock

         10.1 Consulting Agreement dated March 9, 1999 between K. M. Ward Inc. and TMAN

         10.2 Consulting Agreement dated March 17, 1999 between VistaQuest, Inc. and TMAN

         10.3 General Agreement dated April 29, 1999 between Elliott, Lane & Associates, Inc. and TMAN

         10.4 Purchase Contract dated November 13, 1998 between Bonnie Davis P.C. and FSGI Corporation.

         11       Statement re: Computation of Per Share Earnings

         21       Subsidiaries of the registrant

         23       Consent of Independent Certified Public Accountants

         27       Financial Data Schedule

         99       TMANglobal.com, Inc. Pro Forma Combined Financial Statements.


                                    SIGNATURE

         Pursuant to the requirements of the Section 12 of the Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  October 8, 1999                 TMANGLOBAL.COM, INC.



                                        By: /S/ Tony Interdonato
                                            ------------------------------------
                                            Tony Interdonato
                                            Chairman and Chief Executive Officer

                              TMANGLOBAL.COM, INC.

                              FINANCIAL STATEMENTS

                           SEPTEMBER 30, 1998 AND 1997

                                TABLE OF CONTENTS
                                -----------------



Independent Auditor's Report.............................................................................1

Financial Statements:

   Balance Sheets as of September 30, 1998 and 1997, and
       Unaudited at June 30, 1999 and 1998...............................................................2

   Statements of Operations for the Years Ended September 30, 1998 and 1997, and
       Unaudited for the Nine Months Ended June 30, 1999 and 1998 .......................................3

   Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended
       September 30, 1998 and 1997, and Unaudited for the Nine Months
       Ended June 30, 1999 and 1998......................................................................4

   Statements of Cash Flows for the Years Ended September 30, 1998 and 1997, and
       Unaudited for the Nine Months Ended June 30, 1999 and 1998........................................5

Notes to Financial Statements.........................................................................6-13

                            DASZKAL, BOLTON & MANELA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ----------------------------
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

     2401 N.W. BOCA RATON BOULEVARD, SUITE #100 @ BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236


JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                    OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Board of Directors and Stockholders
TMANglobal.com, Inc.
Boca Raton, Florida

We have audited the accompanying balance sheets of TMANglobal.com, Inc., as of September 30, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TMANglobal.com, Inc., as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a loss from operations in 1998 and 1997 and had negative cash flows from operations at September 30, 1998 and 1997. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 /s/ Daszkal, Bolton, Manela, Devlin & Co., CPAs
Boca Raton, Florida
July 7, 1999

                              TMANGLOBAL.COM, INC.
                                 BALANCE SHEETS


                                     ASSETS
                                     ------


                                                                                                  JUNE 30,
                                                                    YEARS ENDED          ----------------------------
                                                                   SEPTEMBER 30,             1999            1998
                                                           ----------------------------  -------------  -------------
                                                                1998          1997               (UNAUDITED)
                                                           -------------  -------------  ----------------------------
Current assets:
   Cash                                                    $          -   $      1,012   $    185,825   $        499
   Accounts receivable                                                -              -         42,730              -
   Prepaid and other assets                                           -              -         28,255              -
                                                           -------------  -------------  -------------  -------------
          Total current assets                                        -          1,012        256,810            499
                                                           -------------  -------------  -------------  -------------

Property and equipment, net                                           -              -         35,120              -
                                                           -------------  -------------  -------------  -------------

Other assets:
   Goodwill, net                                                      -              -      3,289,351              -
   Client list, net                                                   -              -         70,000              -
                                                           -------------  -------------  -------------  -------------
          Total other assets                                          -              -      3,359,351              -
                                                           -------------  -------------  -------------  -------------

          Total assets                                     $          -   $      1,012   $  3,651,281   $        499
                                                           =============  =============  =============  =============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

Current liabilities:
   Accounts payable                                        $          -   $          -   $     60,382   $          -
   Accrued expenses                                                   -              -          1,541              -
   Due to stockholders                                            8,097          8,097          8,062          8,097
   Due to affiliate                                               1,000          1,000              -          1,000
   Checks outstanding in excess of bank balances                     15              -         29,140              -
   Current maturities of long-term debt                               -              -         75,422              -
                                                           -------------  -------------  -------------  -------------
          Total current liabilities                               9,112          9,097        174,547          9,097
                                                           -------------  -------------  -------------  -------------

Long-term debt                                                        -              -         36,572              -
                                                           -------------  -------------  -------------  -------------

          Total liabilities                                       9,112          9,097        211,119          9,097
                                                           -------------  -------------  -------------  -------------

Stockholders' equity (deficit):
   Common stock, $0.0001 par value; authorized
      20,000,000 shares: issued and outstanding -
      3,000,000 shares                                              300            300            594            300
   Subscriptions receivable                                           -              -         (1,500)             0
   Additional paid-in capital                                      (200)          (200)     3,874,129           (200)
   Accumulated deficit                                           (9,212)        (8,185)      (433,061)        (8,698)
                                                           -------------  -------------  -------------  -------------
          Total stockholders' equity (deficit)                   (9,112)        (8,085)     3,440,162         (8,598)
                                                           -------------  -------------  -------------  -------------

          Total liabilities and stockholders' equity       $          -   $      1,012   $  3,651,281   $        499
                                                           =============  =============  =============  =============

                 See accompanying notes to financial statements.

                              TMANGLOBAL.COM, INC.
                            STATEMENTS OF OPERATIONS


                                                                                               NINE MONTHS ENDED
                                                                                                   JUNE 30,
                                                                    YEARS ENDED          ----------------------------
                                                                   SEPTEMBER 30,              1999           1998
                                                           ----------------------------  -------------  -------------
                                                                1998           1997              (UNAUDITED)
                                                           -------------  -------------  ----------------------------

Revenues earned                                            $          -   $          -   $    655,592   $          -

Costs of revenues earned                                              -              -        460,769              -
                                                           -------------  -------------  -------------  -------------

Gross profit                                                          -              -        194,823              -

Selling, general and administrative
  expenses                                                        1,027          8,323        618,672            513
                                                           -------------  -------------  -------------  -------------

Net loss                                                   $     (1,027)  $     (8,323)  $   (423,849)  $       (513)
                                                           -------------  -------------  -------------  -------------

Net loss per share (basic & diluted)                       $          -   $          -   $      (0.07)  $          -
                                                           =============  =============  =============  =============

Weighted average common shares
  outstanding                                                 3,000,000      3,000,000      5,799,230      3,000,000
                                                           =============  =============  =============  =============

                 See accompanying notes to financial statements.

                              TMANGLOBAL.COM, INC.
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                           ADDITIONAL
                                                NUMBER         COMMON        PAID-IN     SUBSCRIPTION    ACCUMULATED
                                               OF SHARES       STOCK         CAPITAL      RECEIVABLE      (DEFICIT)        TOTAL
                                            -------------  -------------  -------------  -------------  -------------  -------------


Balance, October 1, 1996                       3,000,000   $        300   $       (200)  $          -   $        138   $        238

Net loss - September 30, 1997                          -              -              -              -         (8,323)        (8,323)
                                            -------------  -------------  -------------  -------------  -------------  -------------

Balance (deficit), September 30, 1997          3,000,000            300           (200)             -         (8,185)        (8,085)

Net loss - September 30, 1998                          -              -              -              -        (1 ,027)        (1,027)
                                            -------------  -------------  -------------  -------------  -------------  -------------

Balance (deficit), September 30, 1998          3,000,000            300           (200)             -         (9,212)        (9,112)

Unaudited:
Acquisition of assets of FSGI
Corporation                                    2,542,833            254      3,512,579        (50,000)             -      3,462,833

Issuance of stock                                440,987             44        330,246              -              -        330,290

Issuance of stock for services                    52,000              5         81,495         (1,500)             -         80,000

Retirement of common stock                       (97,266)            (9)       (49,991)        50,000              -              -

Net loss - June 30, 1999                               -              -              -              -       (423,849)      (423,849)
                                            -------------  -------------  -------------  -------------  -------------  -------------

Balance, June 30, 1999 (Unaudited)             5,938,554   $        594   $  3,874,129   $     (1,500)  $   (433,061)  $  3,440,162
                                            =============  =============  =============  =============  =============  =============

                 See accompanying notes to financial statements.

                              TMANGLOBAL.COM, INC.
                            STATEMENTS OF CASH FLOWS


                                                                                               NINE MONTHS ENDED
                                                                                                   JUNE 30,
                                                                    YEARS ENDED          ----------------------------
                                                                   SEPTEMBER 30,              1999           1998
                                                           ----------------------------  -------------  -------------
                                                                1998           1997              (UNAUDITED)
                                                           -------------  -------------  ----------------------------
Cash flows from operating activities:

  Net (loss)                                               $     (1,027)  $     (8,323)  $   (423,849)  $       (513)
     Adjustments to reconcile net loss to cash
       provided (used) by operating activities:
          Depreciation                                                -              -          5,530              -
          Amortization                                                -              -        121,426              -
          Common stock issued for services                            -              -         81,500              -
     Changes in assets and liabilities, net of
       effects of acquisitions:
     (Increase) decrease in:
          Cash acquired                                               -              -         (2,437)             -
          Accounts receivable                                         -              -         15,821              -
          Subscriptions receivable                                    -              -         50,000              -
          Prepaid and other assets                                    -              -        (14,780)             -
     Increase (decrease) in:
          Accounts payable                                            -              -         (3,779)             -
          Accrued expenses                                            -              -        (33,723)             -
          Due to stockholder                                          -          8,097            (35)             -
          Due to affiliates                                           -          1,000         (1,000)             -
          Checks outstanding in excess of bank
           balance                                                   15              -         29,125              -
                                                           -------------  -------------  -------------  -------------

                    Net cash provided (used) by
                     operating activities                        (1,012)           774       (176,201)          (513)
                                                           -------------  -------------  -------------  -------------

Cash flows from investing activities:
  Purchase of property and equipment                                  -              -         (1,883)             -
                                                           -------------  -------------  -------------  -------------

Cash flows from financing activities:
  Proceeds from issuance of common stock                              -              -        330,290              -
  Subscriptions receivable                                                                     (1,500)
  Increase in long-term debt                                          -              -         47,375              -
  Payments on long-term debt                                          -              -        (12,256)             -
                                                           -------------  -------------  -------------  -------------

                    Net cash provided by financing
                     activities                                       -              -        363,909              -
                                                           -------------  -------------  -------------  -------------

Net increase (decrease) in cash                                  (1,012)           774        185,825           (513)

Cash at beginning of period                                       1,012            238              -          1,012
                                                           -------------  -------------  -------------  -------------

Cash at end of period                                      $          -   $      1,012   $    185,825   $        499
                                                           =============  =============  =============  =============

Additional cash payment information:
  Interest paid                                            $          -   $          -   $      5,092   $          -
                                                           =============  =============  =============  =============
  Income taxes                                             $          -   $          -   $          -   $          -
                                                           =============  =============  =============  =============

Non cash transactions affecting investing and
 financing activities:
      Common stock issued for acquisition                             -              -      2,542,833              -
                                                           =============  =============  =============  =============
      Common stock issued for services                                -              -         52,000              -
                                                           =============  =============  =============  =============

                 See accompanying notes to financial statements.

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

TMANglobal.com, Inc., ("the Company") was formed on December 21, 1998, resulting from a merger between The Martial Arts Network On-line, Inc. (a development stage company), (TMANO) and FSGI Corporation (FSGI). TMANglobal.com, Inc., is located at Universal Studios in Orlando, Florida.

TMANO was incorporated on May 23, 1996, in the State of Florida as the Martial Arts Network, Inc. The Company then underwent a name change to TMANO on June 1, 1997. From its inception, TMANO was in the development stage and engaged primarily in the business of developing its on-line web site. Consequently, TMANO has had no significant revenue and has been dependent upon the receipt of capital investment or other financing to fund its continuing operations.

FSGI was incorporated on May 15, 1997, in the State of Florida. FSGI through its wholly owned subsidiary Financial Standards Group, Inc., provides auditing and accounting services to assist credit unions and their supervisory committees in performing comprehensive internal and regulatory compliance audits in satisfaction of their statutory requirements. Financial Standards Group, Inc., has offices in Georgia, Florida, Kentucky, Michigan, Mississippi, Louisiana, California, and Hawaii.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers all cash and other demand deposits to be cash and cash equivalents. As of September 30, 1998 and 1997, the Company had no cash equivalents.

Property and Equipment
----------------------

Property and equipment are stated at cost and are being depreciated using the straight-line and accelerated methods over the estimated useful lives of two to seven years. Leasehold improvements are stated at cost and are being amortized over the lesser of the term of the lease or the estimated useful life of the asset. Amortization is included in depreciation expense.

Revenue Recognition
-------------------

Revenue is recognized as earned as services are performed.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Unaudited Interim Information
-----------------------------

The information presented as of June 30, 1999 and 1998, and for the nine month period ended June 30, 1999 and 1998, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the nine months ended June 30, 1999 and 1998, and the stockholders equity for the nine months ended June 30, 1999.

Principles of Consolidation (Unaudited)
---------------------------------------

The consolidated financial statements include the accounts of TMANglobal.com, Inc. and its wholly-owned subsidiary, Financial Standards Group, Inc., at June 30, 1999. All intercompany accounts and transactions have been eliminated in consolidation.

The financial statements as presented, reflect the reverse merger of the Martial Arts Network On-Line, Inc., for the nine months ended June 30, 1999, and FSGI Corporation, from the date of acquisition, December 31, 1998 to June 30, 1999. See Note 3 for a schedule of the operating results for the period ended June 30, 1999 for each individual company.

Advertising (Unaudited)
-----------------------

Advertising costs are expensed when incurred. The advertising cost incurred for the period ended June 30, 1999, was $26,718.

Amortization of Goodwill (Unaudited)
------------------------------------

Goodwill represents the amount of which the purchase price of businesses acquired exceeds the fair market value of the net assets acquired under the purchase method of accounting.

The excess of the fair value of the net assets of FSGI Corporation acquired by the reverse merger was $3,402,777 and was recorded as goodwill. Goodwill is being amortized on a straight-line method over 15 years. The accumulated amortization of the excess fair value of net assets of the Company acquired over cost is $113,426 at June 30, 1999.

NOTE 3 - ACQUISITIONS (UNAUDITED)

On December 21, 1998, FSGI Corporation acquired all of the outstanding common stock of TMAN Online, for accounting purposes the transaction was effective on January 1, 1999. As consideration, FSGI Corporation issued an aggregate of three million shares of common stock and an option to purchase up to one million additional shares at a purchase price of $1.00 per share. The Martial Arts Network, Inc. (parent of TMANglobal.com, Inc.) now has controlling interest in the new corporation formed.

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 3 - ACQUISITIONS (UNAUDITED) (CONTINUED)

The acquisition was recorded using the purchase method of accounting. The results of operations since the date of acquisition, January 1, 1999, for accounting purposes, are included in the consolidated statements of operations at June 30, 1999. Goodwill of $3,402,777 was recorded in this transaction and is being amortized over 15 years using the straight line method.

The following is a summary of the results of operations of the separate companies from the date of acquisition to June 30, 1999:

                                                                          FSGI
                                                                          ----
                                                 TMANGLOBAL.COM     CORPORATION
                                                 --------------   --------------
                     Net Sales                   $       6,235    $     649,357
                                                 --------------   --------------

                     Net (loss)                  $    (273,617)   $    (150,232)
                                                 ==============   ==============



The following summarizes the fair value of the assets acquired and liabilities assumed of FSGI Corporation:


                 Cash                            $      (2,437)
                 Accounts receivable                    58,551
                 Subscriptions receivable               50,000
                 Prepaid expenses                       13,475
                 Property and equipment                 38,767
                 Client list                            78,000
                 Accounts payable                      (64,161)
                 Accrued expenses                      (35,264)
                 Notes payable                         (76,875)
                                                 --------------

                     Net assets                  $      60,056
                                                 ==============

NOTE 4 - PROPERTY AND EQUIPMENT (UNAUDITED)

The Company acquired computer equipment as part of the reverse merger with FSGI Corporation December 21, 1998. The Company's property and equipment consisted of the following at June 30, 1999:


                 Computer equipment              $      40,650
                 Less: accumulated depreciation         (5,530)
                                                 --------------

                   Total property and equipment  $      35,120
                                                 ==============

Depreciation expense for the period ended June 30, 1999 was $5,530.

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - LONG-TERM DEBT (UNAUDITED)

The Company assumed various notes on December 21, 1998 as part of the acquisition. FSGI Corporation's long-term debt consists of the following at June 30, 1999:

     Various notes payable for insurance with varying terms and
     maturities.   Interest rates range from 11% to 17%.                                 $     11,148

     Note payable, interest payable at prime plus 1%, (8.75% at June
     30, 1999) paid semi-annually, with principal due May 2002,
     unsecured.                                                                                36,572

     Note payable, monthly payments of $2,335, including interest at
     11.05%, due May 2000, collateralized by Company assets.                                   24,274

     Line of credit, with a bank providing borrowings for up to
     $50,000 at prime plus 2% (9.75% at June 30, 1999),
     collateralized by Company assets.                                                         40,000
                                                                                         -------------
                   Total                                                                      111,994
                   Less: current portion                                                      (36,572)
                                                                                         -------------
                                                                                         $     75,422
                                                                                         =============


Maturities of long-term debt at June 30, are as follows:


                        2000                       $      75,422
                        2001                                   -
                        2002                              36,572
                                                   --------------

                        Total                      $     111,994
                                                   ==============

NOTE 6 - OPERATING LEASES (UNAUDITED)

The Company leases its facilities in Florida under an operating lease with a term of four years payable in monthly installments. Other operating leases include automobiles and equipment. Total lease expense for the period ended June 30, 1999 was $23,298.

Future minimum lease payments for the period ended June 30 are as follows:


                        2000                       $      27,316
                        2001                              17,551
                        2002                               2,676
                                                   --------------

         Total future minimum lease payments       $      47,543
                                                   ==============

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 - ACQUISITION OF CLIENT LIST (UNAUDITED)

On November 13, 1998, FSGI Corporation acquired the right to service the credit union clients of Bonnie Davis P.C. As consideration, the Company will issue 40,000 shares of restricted common stock with an agreed upon market value of $80,000. If the total market value at the twelve month and twenty four month anniversary dates is less than $2.00 per share, the Company will issue additional shares valued at the difference between the market price and the guaranteed amount.

Further, should the gross revenue for the twelve month period ended November 13, 1999, not equal or exceed 80% of the purchase price ($64,000), then the share adjustments referred to earlier would not apply.

The accumulated amortization of the client list at June 30, 1999 was $10,000.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation
----------

The Company is currently engaged in litigation in connection with the claim of a former employee for monetary amounts with respect to her return of 100,000 shares of common stock.

Additionally, the Company is a party to legal proceedings with TWT, Inc., former parent of FSG, Inc., in connection with TWT, Inc.'s bankruptcy. A $50,000 note payable was recorded in relation to the transfer of TWT's common stock in FSG to three officers. The balance on the note as of June 30, 1999, is $36,572 (See
Note 5).

In the opinion of management, these proceedings are not expected to have a material impact on its financial position or results of operations. However, there can be no assurance that the outcome of the litigations will be favorable to the Company. If the outcome of the litigations is not favorable, such outcome could have a material adverse effect on the financial condition of the Company.

NOTE 9 - STOCKHOLDERS' EQUITY (UNAUDITED)

In December 1998, as a result of the reverse merger, The Martial Arts Network, Inc. (TMAN), was issued three million of the common shares of FSGI Corporation, which resulted in TMAN obtaining the controlling interest in FSGI Corporation.

Common Stock Issued for Cash
----------------------------

The Company issued 440,987 shares of common stock during the nine months ended June 30, 1999. The total amount obtained from the issuance of these common shares was $330,290. The Company also retired 97,266 shares of common stock during the same period.

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 10 - RELATED PARTY TRANSACTIONS

At September 30, 1998, the Company had an outstanding payable to the stockholders in the amount of $8,097. The transactions involving the stockholders/officers are summarized below:


               Balance at October 1, 1997                         $           -
               Advances from stockholders                                 8,097
                                                                  --------------
               Balance at September 30, 1997                              8,097
               Advances from stockholders                                     -
                                                                  --------------
               Balance at September 30, 1998                      $       8,097
                                                                  ==============

NOTE 11 - INCOME TAXES (UNAUDITED)

As of June 30, 1999, TMANglobal.com, Inc. had an unused net operating loss carry forward of $402,394 available for use on its future corporate federal income tax returns. This amount includes the net operating losses of TMANO, from the date of inception, and the net operating losses of its subsidiary, FSGI Corporation since the date of acquisition, January 1, 1999. The Company's evaluation of the tax benefit of its net operating loss carry forward is presented in the following table. The tax amounts have been calculated using the 34% tax rate.


               Deferred tax asset:
                 Tax benefit of net operation loss                $     136,814
                 Less: valuation allowance                             (136,814)
                                                                  --------------
               Deferred tax asset                                 $           -
                                                                  ==============

In addition to the above, FSGI Corporation has $460,522 of unused loss carry forwards which can be used to offset FSGI Corporation's future taxable income. The deferred tax amount of $156,577 has been offset by the valuation allowance of $156,577. The loss carry forwards expire from 2012 to 2014.

Temporary differences between the financial statement carrying amount and tax basis of assets and liabilities did not give rise to significant portions of deferred taxes.

The Company's unused net operating loss carryover as of June 30, 1999 is summarized below:


          YEAR LOSS ORIGINATED                    YEAR EXPIRING        AMOUNT
          --------------------                   --------------   --------------

          September 30, 1997                               2012   $       8,185
          September 30, 1998                               2013           1,027
          June 30, 1999                                    2014         393,182
                                                                  --------------

               Total Available Net Operating Loss                 $     402,394
                                                                  ==============

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 12 - EMPLOYEE STOCK OPTIONS (UNAUDITED)

As of June 30, 1999, options to purchase 4,350,000 shares of the Company's common stock at an average price per share of $0.99 have been granted to certain of the Company's officers and key employees.

The Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense has been recognized on the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation", the Company's net income for the three months ended June 30, 1999 would have been decreased by approximately $1,820,000. The fair value of each option is estimated on the date of grant using the fair market option pricing model with the assumption:


     Risk-free interest rate                                  5%
     Expected life (years)                                  1.5
     Expected volatility                                  2,001
     Expected dividends                                    None

A summary of options during the years ended June 30, 1999 is shown below:



                                                      NUMBER      WEIGHTED-AVERAGE
                                                     OF SHARES    EXERCISE PRICE
                                                  --------------  --------------
     Outstanding at December 31, 1998                 1,350,000   $        0.96
       (grants at date of acquisition)
     Granted to the management of TMAN                3,000,000            1.00
     Exercised                                                -               -
     Forfeited                                                -               -
                                                  --------------  --------------

     Outstanding at June 30, 1999                     4,350,000   $        0.99
                                                  ==============  ==============

     Exercisable at June 30, 1999                     4,350,000
                                                  ==============

     Available for issuance at June 30, 1999         17,457,167
                                                  ==============

NOTE 13 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS

As shown in the accompanying financial statements, the Company incurred a net loss of $393,182 during the nine months year ended June 30, 1999. The ability of the Company to continue as a going concern is dependent on returning to profitable operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                              TMANGLOBAL.COM, INC.
                          NOTES TO FINANCIAL STATEMENTS

NOTE 13 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS
  (CONTINUED)

The Company plans on raising additional capital through private placement offerings of common stock, which during the period from January 1, 1999, through June 30, 1999, have raised approximately $330,290. Management believes these actions will provide the necessary capital and cash requirements to ensure the Company's ability to continue as a going concern.

No estimate has been made should managements' plan be unsuccessful.

                         FSGI CORPORATION AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                        YEAR ENDED SEPTEMBER 30, 1998 AND

                      THREE MONTHS ENDED DECEMBER 31, 1998

                                TABLE OF CONTENTS
                                -----------------






Independent Auditor's Report................................................   1

Financial Statements:

   Consolidated Balance Sheets.............................................. 2-3

   Consolidated Statements of Operations....................................   4

   Consolidated Statements of Changes in Stockholders' Equity (Deficit).....   5

   Consolidated Statements of Cash Flows....................................   6

Notes to Financial Statements...............................................7-12

                            DASZKAL, BOLTON & MANELA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ----------------------------
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

     2401 N.W. BOCA RATON BOULEVARD, SUITE #100 @ BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236




JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                    OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN, CPA, P.A.


                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To The Board of Directors and Stockholders
FSGI Corporation and subsidiary


We have audited the accompanying consolidated balance sheets of FSGI Corporation and subsidiary as of September 30, 1998, and December 31, 1998, the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the year and three months then ended. These consolidated financial statements are the responsibility of the management of FSGI Corporation and subsidiary. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSGI Corporation and subsidiary as of September 30, 1998 and December 31, 1998, and the results of its operations and its cash flows for the year and three months then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a loss from operations in 1998 and had negative cash flows from operations for the periods ended September 30, 1998 and December 31, 1998. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                 /s/ Daszkal, Bolton, Manela, Devlin & Co., CPAs
Boca Raton, Florida
June 24, 1999


                                          FSGI CORPORATION AND SUBSIDIARY
                                            CONSOLIDATED BALANCE SHEETS


                                                      ASSETS
                                                      ------



                                                                           SEPTEMBER 30,             DECEMBER 31,
                                                                               1998                      1998
                                                                           -------------             ------------
Current assets:
   Cash                                                                    $     52,025              $     6,369
   Accounts receivable                                                           65,009                   58,551
   Subscription receivable                                                            -                   50,000
   Prepaid and other assets                                                      18,966                   13,476
                                                                           -------------             ------------
            Total current assets                                                136,000                  128,396
                                                                           -------------             ------------

Property and equipment, net                                                       1,279                    4,524
                                                                           -------------             ------------

Other assets:
   Client list, net                                                                   -                   78,000
                                                                           -------------             ------------

            Total assets                                                   $    137,279              $   210,920
                                                                           =============             ============




           See accompanying notes to consolidated financial statements


                                          FSGI CORPORATION AND SUBSIDIARY
                                            CONSOLIDATED BALANCE SHEETS


                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                                  ----------------------------------------------



                                                                           SEPTEMBER 30,             DECEMBER 31,
                                                                               1998                      1998
                                                                           -------------             ------------
Current liabilities:
   Accounts payable                                                        $     69,370              $    64,162
   Accrued expenses                                                              23,647                   35,264
   Checks outstanding in excess of bank balances                                      -                    8,806
   Current maturities of long-term debt                                          30,129                   28,038
                                                                           -------------             ------------
            Total current liabilities                                           123,146                  136,270
                                                                           -------------             ------------

Excess of fair value of net assets of company
  acquired over cost                                                             22,913                   21,335
Long-term debt                                                                   55,396                   48,837
                                                                           -------------             ------------
            Total liabilities                                                   201,455                  206,442
                                                                           -------------             ------------

Stockholders' equity (deficit):
   Preferred stock, $0.001 par value; authorized
      2,000,000; -0- shares issued and outstanding                                    -                        -
   Common stock, $0.0001 par value; 20,000,000 shares
     authorized; 1,989,000 shares issued and outstanding,
     September 30, 1998 and 2,542,833 issued and
     outstanding, December 31, 1998                                                 199                      254
   Additional paid-in capital                                                   334,801                  514,746
   Subscriptions receivable                                                           -                  (50,000)
   Accumulated deficit                                                         (399,176)                (460,522)
                                                                           -------------             ------------
            Total stockholders' equity (deficit)                                (64,176)                   4,478
                                                                           -------------             ------------

            Total liabilities and stockholders' equity (deficit)           $    137,279              $   210,920
                                                                           =============             ============



           See accompanying notes to consolidated financial statements


                                          FSGI CORPORATION AND SUBSIDIARY
                                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              YEAR ENDED               THREE MONTHS ENDED
                                                                             SEPTEMBER 30,                DECEMBER 31,
                                                                                 1998                         1998
                                                                             -------------                -------------
Revenues earned                                                              $  1,311,979                 $    358,327

Costs of revenues earned                                                          916,796                      211,203
                                                                             -------------                -------------

Gross profit                                                                      395,183                      147,124
                                                                             -------------                -------------

Selling, general and administrative expenses                                      598,210                      165,479
                                                                             -------------                -------------

Loss from operations                                                             (203,027)                     (18,355)

Other income (expense):
  Bad debts                                                                       (68,586)                     (43,232)
  Amortization of excess of fair value of net
      assets of company acquired over cost                                          6,317                        1,578
  Interest income                                                                   3,499                          195
  Interest expense                                                                 (2,522)                      (1,532)
                                                                             -------------                -------------
             Total other income (expense)                                         (61,292)                     (42,991)
                                                                             -------------                -------------

Net loss                                                                     $   (264,319)                $    (61,346)
                                                                             =============                =============

Net loss per share (basic and diluted)                                       $      (0.26)                $      (0.03)
                                                                             =============                =============

Weighted average common shares outstanding                                      1,011,421                    2,245,179
                                                                             =============                =============



           See accompanying notes to consolidated financial statements


                                          FSGI CORPORATION AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


                                                                           ADDITIONAL
                                                     NUMBER OF    COMMON     PAID-IN   SUBSCRIPTIONS ACCUMULATED
                                                      SHARES      STOCK      CAPITAL    RECEIVABLE    (DEFICIT)     TOTAL
                                                   ----------- ----------- ----------- ------------- ----------- -----------
Balance, October 1, 1997 as previously reported         1,000  $        -  $        0  $          -  $ (134,857)  $(134,857)

751 for one stock split                               751,000          75         (75)            -           -           -
                                                   ----------- ----------- ----------- ------------- ----------- -----------

Balance, October 1, 1997                              752,000          75         (75)            -    (134,857)   (134,857)

Conversion of note payable to common shares           500,000          50      49,950             -           -      50,000

Issuance of stock                                     737,000          74     503,676             -           -     503,750

Stock issuance costs                                        -           -    (218,750)            -           -    (218,750)

Net loss - September 30, 1998                               -           -           -             -    (264,319)   (264,319)
                                                   ----------- ----------- ----------- ------------- ----------- -----------

Balance, September 30, 1998                         1,989,000         199     334,801             -    (399,176)    (64,176)

40,000 shares to be issued for purchase of asset            -           -      80,000             -           -      80,000

Subscriptions receivable                               66,666           7      49,993       (50,000)          -           -

Issuance of stock                                     487,166          48     190,952             -           -     191,000

Stock issuance costs                                        -           -    (141,000)            -           -    (141,000)

Net loss - December 31, 1998                                -           -           -             -     (61,346)    (61,346)
                                                   ----------- ----------- ----------- ------------- ----------- -----------

Balance, December 31, 1998                          2,542,833  $      254  $  514,746  $    (50,000) $ (460,522) $    4,478
                                                   =========== =========== =========== ============= =========== ===========


           See accompanying notes to consolidated financial statements


                                             FSGI CORPORATION AND SUBSIDIARY
                                           CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                              YEAR ENDED            THREE MONTHS ENDED
                                                                             SEPTEMBER 30,             DECEMBER 31,
                                                                                 1998                      1998
                                                                             -------------             -------------
Cash flows from operating activities:
  Net (loss)                                                                 $   (264,319)             $    (61,346)
      Depreciation and amortization                                                     -                      2072
      Amortization of excess of fair value of net
        assets of company acquired over cost                                       (6,317)                   (1,578)
  (Increase) decrease in:
      Accounts receivables                                                        (28,227)                    6,458
      Prepaid and other assets                                                     (2,640)                    5,490
  Increase (decrease) in:
      Accounts payable                                                                963                    (5,208)
      Accrued expenses                                                            (33,409)                   11,617
      Checks outstanding in excess of bank balance                                      -                     8,806
                                                                             -------------             -------------
             Net cash (used) by operating activities                             (333,949)                  (33,689)
                                                                             -------------             -------------

Cash flows from investing activities:
  Purchase of property and equipment                                               (1,279)                   (3,317)
                                                                             -------------             -------------

Cash flows from financing activities:
  Proceeds from issuance of common stock                                          335,000                         -
  Increase in long-term debt                                                       59,245                         -
  Payments on long-term debt                                                      (23,720)                   (8,650)
                                                                             -------------             -------------
             Net cash provided (used) by financing activities                     370,525                    (8,650)
                                                                             -------------             -------------

Net increase (decrease) in cash                                                    35,297                   (45,656)

Cash at beginning of period                                                        16,728                    52,025
                                                                             -------------             -------------

Cash at end of period                                                        $     52,025              $      6,369
                                                                             =============             =============

Additional cash payment information:
  Interest paid                                                              $      2,522              $      1,532
                                                                             =============             =============
  Income taxes                                                               $          -              $          -
                                                                             =============             =============

Non cash transactions affecting investing and
    financing activities:
  Conversion of note payable to common stock                                 $     50,000              $          -
                                                                             =============             =============
  Purchase of client list for common stock                                   $          -              $     80,000
                                                                             =============             =============
  Stock issued for services                                                  $          -              $    141,000
                                                                             =============             =============
  Stock issuance costs                                                       $          -              $   (141,900)
                                                                             =============             =============
  Stock issued for receivable                                                $          -              $    100,000
                                                                             =============             =============

           See accompanying notes to consolidated financial statements

                         FSGI CORPORATION AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FSGI Corporation (the "Company") was incorporated on May 15, 1997, in the State of Florida. The Company through its wholly owned subsidiary, Financial Standards Group, Inc., provides auditing and accounting services to assist credit unions and their supervisory committees in performing comprehensive internal and regulatory compliance audits in satisfaction of their statutory requirements. Financial Standards Group, Inc., has offices in Georgia, Florida, Kentucky, Michigan, Mississippi, Louisiana, California, and Hawaii.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers all cash and other demand deposits to be cash and cash equivalents. As of September 30, 1998, and December 31, 1998, the Company had no cash equivalents.

Property and Equipment
----------------------

Property and equipment are stated at cost and are being depreciated using the straight-line and accelerated methods over the estimated useful lives of two to seven years. Leasehold improvements are stated at cost and are being amortized over the lesser of the term of the lease or the estimated useful life of the asset.

Revenue Recognition
-------------------

Revenue is recognized as earned as services are performed.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of FSGI Corporation at September 30, 1998, and December 31, 1998, and its wholly-owned subsidiary, Financial Standards Group, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Advertising
-----------

Advertising costs are expensed when incurred. The advertising costs incurred for the year ended September 30, 1998, was $2,592, and for the three months ended, December 31, 1998, was $27,661.

Amortization of Negative Goodwill
---------------------------------

Financial Standards Group, Inc., was a wholly-owned subsidiary of TWTI, a public company, when it was acquired by FSGI Corporation in May 1997. TWTI subsequently went into Chapter 11. The total cost of the acquisition was $50,000 and the transaction was accounted as a purchase. The excess of the fair value of the net assets of Financial Standards Group, Inc., exceeded the cost by $31,600 and has been recorded as negative goodwill.

                         FSGI CORPORATION AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The excess of the fair value of net assets of the Company acquired over the purchase price, is being amortized into income on the straight-line method over 60 months. The accumulated amortization of the excess of fair value of net assets of the Company acquired over cost is $8,687 at September 30, 1998, and $10,265 at December 31, 1998.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, cash equivalents, accounts receivable, loans receivable, accounts payable and notes payable approximates fair value because of their short maturities.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:


                                                      SEPTEMBER 30,            DECEMBER 31,
                                                          1998                     1998
                                                      -------------            ------------
    Computer equipment                                $      1,279             $     4,596
    Less: accumulated depreciation                               -                     (72)
                                                      -------------            ------------
          Total property and equipment                $      1,279             $     4,524
                                                      =============            ============

Depreciation expense for the periods ended September 30, 1998, was $-0- and December 31, 1998, was $72.

NOTE 5 - LONG-TERM DEBT

Long-term debt consists of the following:


                                                                                       SEPTEMBER 30,           DECEMBER 31,
                                                                                           1998                    1998
                                                                                       -------------           ------------
    Note payable, monthly payments of $966, including interest at 9.6%,
    due March 1999.                                                                    $      5,547            $     2,773

    Note payable, interest payable at prime plus 1%, (8.75% at September 30, 1998, and December 31, 1998) paid semi-annually, with principal
    due May 2002.  Unsecured.                                                                37,572                 37,572


    Note payable, monthly payments of $2,335, including interest at 11.5%,
    due May 2000, collateralized by company assets.                                          42,406                 36,530
                                                                                       -------------           ------------
                          Total                                                              85,525                 76,875
                          Less: current portion                                             (30,129)               (28,038)
                                                                                       -------------           ------------
                                                                                       $     55,396            $    48,837
                                                                                       =============           ============

                         FSGI CORPORATION AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 5 - LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt at December 31, are as follows:


                                  1999                              $   28,038
                                  2000                                  11,265
                                  2001                                       -
                                  2002                                  37,572
                                                                    -----------
                            Total                                   $   76,875
                                                                    ===========

NOTE 6 - OPERATING LEASES

The Company leases its facilities in Florida under an operating lease with a term of four years, payable in monthly installments. Other operating leases include automobiles and equipment.

Total lease expense amounted to $70,835 for the year ended September 30, 1998, and $16,142 for the period ended December 31, 1998.

Future minimum lease payments for the period ended December 31, are as follows:


                                  1999                              $   46,596
                                  2000                                  22,467
                                  2001                                  17,551
                                  2002                                   2,676
                                  2003                                   1,324
                                                                    -----------
                            Total future minimum lease payments     $   90,614
                                                                    ===========

NOTE 7 - ACQUISITION OF CLIENT LIST

On November 13, 1998, the Company acquired the right to service the credit union clients of Bonnie Davis P.C. As consideration, the Company will issue 40,000 shares of common stock with an agreed upon market value of $80,000. If the total market value at the twelve month and twenty four month anniversary dates is less than $2.00 per share, the Company will issue additional shares valued at the difference between the market price and the guaranteed amount.

Further, should the gross revenue for the twelve month period ended November 13, 1999, not equal or exceed 80% of the purchase price ($64,000), then the share adjustments referred to earlier would not apply.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Litigation
----------

The Company is currently engaged in litigation in connection with the claim of a former employee for monetary amounts with respect to her return of 100,000 shares of company stock. There can be no assurance that the outcome of the litigation will be favorable to the Company. If the outcome of the litigation is not favorable, such outcome could have a material adverse effect on the financial condition of the Company.

                         FSGI CORPORATION AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 9 - STOCKHOLDERS' EQUITY

In October 1997, the Board of Directors of FSGI Corporation resolved to increase the number of authorized common stock of the corporation to 20,000,000 at a par value of $0.0001. The outstanding common stock at that date was adjusted to 1,989,000 shares. The Company further resolved to authorize 2,000,000 shares of preferred stock. As of September 30, 1998 and December 31, 1998, there are no preferred shares issued and outstanding.

Common Stock Issued for Cash
----------------------------

The Company issued 840,833 shares of common stock during the year ended September 30, 1998, and the three months ended December 31, 1998. The total amount obtained from the issuance of these common shares was $385,000. In addition, the Company issued 383,333 shares of common stock for services relating to the issuance of the common stock. The value of these services was approximately $50,000 and is included in the accompanying financial statement as a reduction of additional paid-in capital.

Non-Cash Stock Transactions
---------------------------

The Company will issue 40,000 shares of common stock as part of the consideration for purchase of asset, in October 1998. These shares were assigned a value of $2.00 per share.

NOTE 10 - CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade receivables. The Company officers have attempted to minimize this risk by monitoring the companies for whom it provided credit services.

NOTE 11 - EMPLOYEE STOCK OPTIONS

Options to purchase 1,350,000 shares of the Company's common stock at an average price per share of $1.86 have been granted to certain of the Company's officers and key employees.

The Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense has been recognized on the stock options.

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation", the Company's net income would have been decreased by $361,295. The fair value of each option is estimated on the date of grant using the fair market option pricing model with the assumption:


          Risk-free interest rate                              5%
          Expected life (years)                              1.5
          Expected volatility                              2,001
          Expected dividends                                None

                         FSGI CORPORATION AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE STOCK OPTIONS (CONTINUED)

A summary of options during the period ended December 31, 1998 is shown below:


                                                                            NUMBER          WEIGHTED-AVERAGE
                                                                           OF SHARES         EXERCISE PRICE
                                                                         -------------      ----------------

    Outstanding at September 30, 1997                                               -          $          -
    Granted                                                                 1,350,000                   .96
    Exercised                                                                       -                     -
    Forfeited                                                                       -                     -
                                                                         -------------         -------------

    Outstanding at December 31, 1998                                        1,350,000          $        .96
                                                                         =============         =============

    Exercisable at December 31, 1998                                        1,350,000
                                                                         =============

    Available for issuance at December 31, 1998                            13,197,167
                                                                         =============

NOTE 12 - INCOME TAXES

As of December 31, 1998, the Company had an unused net operating loss carry forward of $460,522 available for use on its future corporate federal income tax returns. The Company's evaluation of the tax benefit of its net operating loss carry forward is presented in the following table. The tax amounts have been calculated using the 34% tax rate.


                                                               DECEMBER 31,         SEPTEMBER 30,
                                                                   1998                 1998
                                                               ------------         -------------
    Deferred tax asset:
         Tax benefit of net operating loss                     $   156,577          $    135,720
          Less: valuation allowance                               (156,577)             (135,720)
                                                               ------------         -------------
    Deferred tax asset                                         $         -          $          -
                                                               ============         =============

Temporary differences between the financial statement carrying amount and tax basis of assets and liabilities did not give rise to significant portions of deferred taxes.

The Company's unused net operating loss carryover as of December 31, 1998, is summarized below:


    YEAR LOSS ORIGINATED                YEAR EXPIRING                 AMOUNT
    --------------------                -------------              -------------

    September 30, 1997                      2012                   $    134,857
    September 30, 1998                      2013                        264,319
    December 31, 1998                       2014                         61,346
                                                                   -------------

                     Total Available Net Operating Loss            $    460,522
                                                                   =============

                         FSGI CORPORATION AND SUBSIDIARY
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 13 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS

As shown in the accompanying financial statements, the Company incurred a net loss of $264,319 during the year ended September 30, 1998, and $61,346 for the three months ended December 31, 1998. The ability of the Company to continue as a going concern is dependent on returning to profitable operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company plans on raising additional capital through private placement offerings of common stock, which during the period from January 1, 1999, through March 31, 1999, have raised approximately $316,565. Management believes these actions will provide the necessary capital and cash requirements to ensure the Company's ability to continue as a going concern.

No estimate has been made should managements' plan be unsuccessful.

NOTE 14 - ACQUISITIONS

On December 21, 1998, FSGI Corporation merged with The Martial Arts Network Online, Inc., (TMANO) to form TMANglobal.com., Inc. As consideration, the Company issued 3,000,000 of its common stock. The combination resulted in a reverse merger and The Martial Arts Network, Inc. was given controlling interest in the newly-formed corporation. The acquisition was effective January 1, 1999, and will be recorded as a purchase and the results of operations and goodwill will be included in the consolidated financial statements beginning with the date of closing. For accounting purposes the Company's operations are consolidated with TMANglobal.com, Inc., as of January 1, 1999.

                         FSGI CORPORATION AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                        For the Period from May 15, 1997
                               (Date of Inception)
                              to September 30, 1997

                         FSGI CORPORATION AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                        For the Period from May 15, 1997
                               (Date of Inception)
                              to September 30, 1997




                                    CONTENTS

         Report of Independent Auditors.....................................2

         Financial Statements:

              Consolidated Balance Sheets...................................3

              Consolidated Statements of Operations.........................4

              Consolidated Statements of Changes in Stockholders' Equity....5

              Consolidated Statements of Cash Flows.........................6

         Notes to Consolidated Financial Statements......................7-10

To the Board of Directors
FSGI Corporation
Boca Raton, Florida

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated balance sheets of FSGI Corporation (a Florida corporation) and Subsidiary as of September 30, 1997 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from May 15, 1997 (date of inception) to September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSGI Corporation and Subsidiary as of September 30, 1997 and the consolidated results of its operations and its cash flows for the period from May 15, 1997 (date of inception) to September 30, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, at September 30, 1997 the accompanying balance sheet reflects an accumulated deficit of $134,857 and a working capital deficiency of $55,617. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters as described in Note 2 is to achieve profitable operations through its increased revenue and cost cutting.


Millward & Co. CPAs
Fort Lauderdale, Florida
December 15, 1997

                         FSGI CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                               September 30, 1997



                                     ASSETS

CURRENT ASSETS:
    Cash                                                         $       16,728
    Accounts receivable, net                                             36,782
    Prepaid expenses and other current assets                            16,316
                                                                 ---------------

         Total Current Assets                                            69,826
                                                                 ---------------
         Total Assets                                            $       69,826
                                                                 ===============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                             $       68,397
    Accrued expenses and other liabilities                               57,056
                                                                 ---------------

         Total Current Liabilities                                      125,453
                                                                 ---------------
LONG-TERM DEBT:
    Note payable                                                         50,000
                                                                 ---------------
Excess of fair value of net assets of companies
    Acquired over cost (net of amortization of $2,370)                   29,230
                                                                 ---------------


STOCKHOLDERS' EQUITY:
    Common Stock - $.0001 par value,
     1,000 shares, authorized, shares issued and outstanding                  -
    Accumulated deficit                                                (134,857)
                                                                 ---------------
                                                                       (134,857)
                                                                 ---------------
    Total Liabilities and Stockholders' Equity                   $       69,826
                                                                 ===============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         FSGI CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                        For the Period from May 15, 1997
                              (Date of Inception)
                             to September 30, 1997





AUDIT FEES                                                       $      483,116
                                                                 ---------------

DIRECT AUDIT EXPENSES                                                   361,229
                                                                 ---------------
GROSS PROFIT
                                                                        121,887
                                                                 ---------------
OPERATING EXPENSES:
    General and administrative                                          250,811
    Marketing                                                             8,303
                                                                 ---------------
                                                                        259,114
                                                                 ---------------
    Loss from operations                                               (137,227)
                                                                 ---------------
OTHER INCOME
    Amortization of excess of fair value of net assets
     of company acquired over cost                                        2,370
                                                                 ---------------
    Total other income                                                    2,370
                                                                 ---------------

NET LOSS                                                         $     (134,857)
                                                                 ===============










              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         FSGI CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        For the Period from May 15, 1997
                              (Date of Inception)
                             to September 30, 1997




                                            Common Stock
                                          $.0001 Par Value                                                       Total
                                  ----------------------------------     Additional          Accumulated      Stockholders
                                      Issued             Amount        Paid-in Capital         Deficit          Deficit
                                  ---------------    ---------------   ---------------     ---------------  ---------------

Balance, May 15, 1997                          -     $            -    $            -      $            -   $            -
 (Date of Inception)

Issuance of Common Stock                   1,000                  -                 -                   -                -

Net Loss                                       -                  -                 -            (134,857)        (134,857)
                                  ---------------    ---------------   ---------------     ---------------  ---------------

Balance,
 September 30, 1997                        1,000                  -                 -            (134,857)        (134,857)
                                  ===============    ===============   ===============     ===============  ===============









              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         FSGI CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                        For the Period from May 15, 1997
                              (Date of Inception)
                             to September 30, 1997



CASH FLOWS FROM OPERATING ACTIVITIES:                                 $(134,857)
    Net Loss
    Adjustments to Reconcile Net Loss to Net Cash
      Provided by (Used in) Operating Activities:
      Amortization of Excess of Fair Value of Net Assets
         of Company Acquired over Cost                                   (2,370)

    (Increase) decrease in:
         Accounts Receivable                                             41,341
         Prepaid Expenses                                                51,060

    Increase (Decrease) in:
         Accounts Payable                                                44,196
         Accrued Expenses and Other                                         418
                                                                      ----------
    Net Cash Provided by (Used in) Operating Activities                    (212)
                                                                      ==========

    Net Increase (Decrease) in Cash and Cash Equivalents                   (212)

    Cash Received in Acquisition of Financial Standards Group, Inc.      16,940

    Cash and Cash Equivalents - Beginning of Period                           -
                                                                      ----------
    Cash and Cash Equivalents - End of Period                         $  16,728
                                                                      ==========

SUPPLEMENTAL NONCASH FINANCING AND INVESTING ACTIVITIES:
  Issuance of note payable for purchase of net assets of
   Financial Standards Group, Inc.                                    $  50,000
                                                                      ==========
SUPPLEMENTAL DISCLOSURES:
  Interest paid - cash basis                                          $     146
                                                                      ==========

As discussed in Note 3, on May 15, 1997, the Company purchased the net assets of Financial Standards Group, Inc. for a $50,000 note payable. The following summarizes the net assets acquired:

Cash                                                                  $  16,940
Accounts receivable                                                      78,122
Prepaid expenses                                                         67,379
Accounts Payable and other liabilities                                  (80,841)
Excess of fair value of assets of Company (negative goodwill)           (31,600)

Acquired investment                                                   $  50,000
                                                                      ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         FSGI CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1997

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

FSGI Corporation (the Company) was incorporated under the laws of the State of Florida on May 15, 1997. On May 15, 1997, the Company acquired all of the outstanding stock of Financial Standards Group, Inc. ("FSG"). FSG is primarily engaged to provide accounting services to assist credit unions and their supervisory committees in performing comprehensive internal and regulatory compliance audits in satisfaction of their statutory requirements. The Company also provides various other auditing, accounting and managerial advisory services to the credit union industry but does not perform audits of financial statements. FSG was a subsidiary of TWTI, Inc., a public company who subsequent to the acquisition date, went into Chapter 11.

In connection with the acquisition, the Company entered into a $50,000 note payable. The negative goodwill resulting from this acquisition is being amortized on the straight-line method over 60 months. The total cost of the acquisition was $50,000 and the transaction is account for as a purchase. The excess of the fair value of the net assets of FSG exceeded the cost by $31,600 (negative goodwill).

Principles of Consolidation
---------------------------

The consolidated financial statements include the accounts of FSGI Corporation and its wholly-owned subsidiary, FSG. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents
-------------------------

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with a maturity of one year or less to be cash equivalents. As of September 30, 1997, the Company had no cash equivalents.

Income Taxes
------------

The Company uses Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method specified by SFAS 109, the deferred tax liability is determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

Revenue Recognition
-------------------

Revenue is recognized as earned as services are performed.

Recent Pronouncements
---------------------

In February 1997, the FASB issued Statement No. 129, "Disclosure of Information About Capital Structure" ("FAS 129"). Since the Company has only one class of shares, which is adequately disclosed on the face of the balance sheet, the adoption of FAS 129 will have no impact on the Company's financial statements.

                         FSGI CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1997

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

In September 1997, the FASB issued Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 is effective for financial statements of periods beginning subsequent to December 15, 1997, but early adoption is permitted. The Company presents adequately all components of comprehensive income in the statement of shareholders' equity.

Amortization of Negative Goodwill
---------------------------------

The excess of the fair value of net assets of companies acquired over the purchase price of those companies at dates of acquisition is being amortized into income on the straight-line method over 60 months. The current amortization of the excess of fair value of net assets of companies acquired over cost is $2,370 for the period May 15, 1997 (Date of Inception) to September 30, 1997.

Financial Instruments and Concentration of Credit Risks
-------------------------------------------------------

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and temporary investments and accounts receivable. The Company invests its excess cash in back accounts with major financial institutions and the carrying value approximates market value. The Company has not experienced any significant losses in such accounts. The Company believes it is not exposed to any significant credit risk or either cash or cash equivalents or accounts receivable.

Use of Estimates
----------------

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - GOING CONCERN CONSIDERATION

Since inception, the Company has incurred losses and as of September 30, 1997, has an accumulated deficit of $134,857 and a working capital deficiency of $55,617.

The Company's plans to achieve profitable operations through cost cutting and revenue raising, should result in a significant decrease in operating losses.

There can be no assurance that such cost cutting and revenue raising programs will be effective all of which are necessary to meet the Company's obligations over the next year.

                         FSGI CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1997

NOTE 3 - ACQUISITION

On May 15, 1997, the Company acquired all of the assets and liabilities of Financial Standards Group, Inc. This transaction has been accounted for as a purchase.

The following are the net assets acquired:

    Current assets primarily cash, accounts receivable,
         prepaid expenses and deposits                             $    162,441
    Accounts payable and other liabilities                              (80,841)
    Excess of fair value of assets of Company acquired over cost        (31,600)
                                                                   -------------
                                                                   $     50,000
                                                                   =============


NOTE 4 - LONG-TERM DEBT

At September 30, 1997 long-term debt consisted of the following:

    Promissory Note Payable, Interest Payable at a rate of 1%
    above prime will accrue, starting May 15, 1998. Interest
    shall be paid semi-annually in arrears during the term
    commencing November 15, 1998. The principal and any unpaid
    interest shall be due on May 15, 2002.                         $     50,000
                                                                   -------------
                                                                         50,000
    Less Current Maturities                                                   -
                                                                   -------------

                                                                   $     50,000
                                                                   =============

At September 30, 1997, principal payments required during the next five years and thereafter are as follows:

For the Year Ended September 30,                                       Amount
                                                                   -------------

    1998                                                           $          -
    1999                                                                      -
    2000                                                                      -
    2001                                                                      -
    2002                                                                 50,000
                                                                   -------------

                                                                   $     50,000
                                                                   =============

                         FSGI CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1997

NOTE 5 - COMMITMENTS

The Company leases office locations and vehicles under leases classified as operating leases.

Total lease expense for the period ended September 30, 1997 was $5,696.

Generally, the lease agreements for the office locations require fixed rental payments. In addition, certain lease agreements provide for renewal options and rental escalations at specific intervals.

At September 30, 1997 minimum annual rental commitments under non-cancelable operating leases are as follows:

Fiscal years ending September 30,

    1998                                                           $     17,203
    1999                                                                 10,137
    2000                                                                  8,285
    2001                                                                  8,285
    2002                                                                  2,072
                                                                   -------------
                                                                   $     45,982
                                                                   =============

NOTE 6 - FINANCIAL INSTRUMENTS

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of cash, accounts receivable, other assets, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The fair value of long term debt - note payable approximates the carrying value due to the nature of the interest rate by a function of the prime rate at any given time.

NOTE 7 - INCOME TAXES

At September 30, 1997, the Company has net operating loss carryforwards of approximately $135,000 that will expire in the year 2012. Such net operating losses are available to offset future taxable income, if any. As the utilization of such operating losses for tax purposes is not assured, the deferred tax asset has been fully reserved through the recording of a 100% valuation allowance. Should a cumulative change in the ownership of more than 50% occur within a three-year period, there could be an annual limitation on the use of the net operating loss carryforward.

The deferred tax asset due to the net operating loss carryforward for the period from May 15, 1997 (date of inception) to September 30, 1997 amounted to $48,600 and has been fully reserved through the recording of the 100% valuation reserve.